


Old Country Store

CRACKER BARREL
OLD COUNTRY STORE, INC.

2011
Annual Report



Half Restaurant.
Half Store.
All Country.®



est. Lebanon, Tennessee 1969


Cracker Barrel
Old Country Store
Deneice
Connie

Welcome.

As we look back on fiscal 2011, we view it as a year of progress and achievement, but also of challenges. We opened our 600th store, grew comparable store restaurant and retail sales and improved our operating margin, all in the face of a very difficult economy and competitive environment. We completed the roll-out of a new operating platform, Seat to Eat, and continued our strategy of offering special menu items and new retail products throughout the year to attract new guests and provide something new for our loyal guests. We launched several CDs that landed on *Billboard* magazine's charts and won an entertainment industry award, produced award-winning advertising and participated in a national children's healthy-menu initiative. In addition, we completed a $750 million all-bank credit facility, retained a new advertising agency, made a number of management changes and added new members to our board of directors – all important initiatives that position the company for profitable sustained growth. We believe that these achievements put us on excellent footing as we continue to manage through a challenging environment characterized by stubbornly high unemployment, weak consumer sentiment and widespread discounting in our industry.

Our progress was marked by a number of measures. We grew our revenues in fiscal 2011 by 1.2 percent to $2.43 billion. Comparable store restaurant sales increased 0.2 percent (including the effect of a 2.2 percent higher check) from fiscal 2010, and comparable store retail sales were also up, at 0.7 percent. During the year, we opened 11 new Cracker Barrel Old Country Store® locations and closed one location due to eminent domain, expanding our chain to 603 stores in 42 states at year-end. We improved our operating margin to 6.9 percent, compared with 6.8 percent in 2010. During 2011, we increased the quarterly dividend paid to our shareholders by 10 percent, reduced our debt by $30 million and repurchased 0.7 million shares of our stock for $34 million. In September of fiscal 2012, we again increased the quarterly dividend, by 13.6 percent to $0.25 per share.

Our achievements were not just in our financial results. The dedication and commitment of our operating teams continues to be broadly recognized by consumers. Cracker Barrel took first place in the family-dining category in a new independent consumer survey that was sponsored by *Nation's Restaurant News,* the industry's top trade publication. Results released in September showed Cracker Barrel ahead of the nearest competitor by almost eight percentage points overall, and Cracker Barrel had the highest rankings in food quality, cleanliness, service, menu variety, atmosphere, reputation, and intent to recommend. We were also named as having the best breakfast in Zagat's 2011 Fast Food/Full-service Chain Restaurants Survey. In addition, Cracker Barrel was elected as the most RV-friendly sit-down restaurant in America by members of the Good Sam Club for the tenth year in a row. This direct positive feedback from consumers reaffirms the strong appeal of the Cracker Barrel brand.

For the 2011 fiscal year, we reported earnings per diluted share of $3.61 compared with $3.62 in fiscal 2010. Fiscal 2011 earnings included charges related to a headcount reduction at the home office in July and expenses associated with the new bank facility, which together reduced earnings per diluted share by $0.25. Several factors affected our performance. Like the rest of the industry, we faced food commodity costs which were higher than anticipated. Moreover, increased fuel, food and other everyday living costs have put pressure on our guests and have affected both the frequency of their dining out and the amount they spend in our stores. Our market research shows that we have more parties with children under the age of eleven than most casual dining chains. These families, as well as our older guests, tend to have fewer discretionary dollars for dining out. The headwinds generated by these factors appeared to have heightened during the summer travel season, which coincides with our fourth fiscal quarter.

We were pleased with the job our operating teams did managing our costs effectively to help offset the impact from these pressures.

One of the areas where we made progress but need continued focus is improving the guest experience. We completed the roll-out of the Seat to Eat operating platform in fiscal 2011. While we anticipated a certain level of disruption to the guest experience during the roll-out, implementing Seat to Eat created greater operational challenges than we expected. We





achieved our primary goal as our guest satisfaction scores for speed of service are significantly higher than before the program was initiated. However, guest satisfaction rankings on other attributes, such as accuracy of order and friendliness of server, declined somewhat. The Seat to Eat operating platform changed a number of processes in each restaurant including order taking, food preparation and how the food is served; it also introduced continuous monitoring of the time it takes to prepare orders for delivery to the table. In short, it required large-scale changes to the way every one of our restaurants operates every day. We remain confident that the operating platform is sound, but making refinements is a priority for us. We are addressing the areas where guest satisfaction rankings declined, and we have identified adjustments that are needed, especially in the critical area of guest-server interaction, to make sure we continue to provide the dining experience our guests expect.

Building on our product and promotional strategy

In addition to strengthening our operating platform, we are enhancing our product and promotional strategies to drive traffic. During the first half of 2011, we refreshed our billboard messages to build awareness and invite our guests to consider using Cracker Barrel more frequently for local occasions. The new billboards retain the distinctive Cracker Barrel look and feature new slogans and illustrations synonymous with the Cracker Barrel brand. These images include tableside oil lamps and our highly-recognizable peg game. The Outdoor Advertising Association of America selected the Cracker Barrel Old Country Store outdoor program as the 2011 OBIE Hall of Fame Award recipient. This award, one of the most prestigious in the advertising industry, is bestowed annually to recognize long-standing excellence in the use of outdoor advertising. Cracker Barrel shares this same honor for billboard advertising with such brands as Disney, Nike and Apple.

As we move into fiscal 2012, we intend to increase the appeal of our marketing message and extend our presence in the ever-growing digital and social media space. Cracker Barrel has retained one of the leading advertising and integrated marketing communications agencies in the world, Euro RSCG Worldwide. Their disciplined approach and demonstrated passion for our brand will enable us to take our marketing program to the next level.

Our menu strategy continues to evolve to build frequency and to meet the ongoing challenges of the economic environment. Our limited time promotions combine offerings of lighter and more healthful alternatives for less frequent guests with new products in the traditional style for our frequent users. One of our more successful promotional features in fiscal 2011 was the Six Grain n' Granola Pancake Breakfast. This breakfast offering introduced pancakes made from our six-grain batter, loaded with honey oat granola mix and almonds, and served with honey and fresh sliced bananas.



An example of our lighter fare was the Grilled Chicken n' Summertime Vegetable Salad, which included grilled chicken tenderloins on fresh lettuce and greens and topped with marinated cucumbers, onions and tomatoes. As the industry continues to feature aggressive pricing structures to lure budget-conscious consumers, we are evolving our menu strategy to highlight the everyday affordability of the Cracker Barrel menu. We launched this strategy in September of fiscal 2012 with the introduction of new $5.99 daily lunch specials.

Cracker Barrel participated in the launch of the voluntary Kids Live Well initiative, which is sponsored by the National Restaurant Association to offer healthful menu options for children. The program focuses on increasing the amount of fruits and vegetables, lean protein, whole grains and low-fat dairy that kids eat, while limiting unhealthy fats, sugars and sodium. A key component of the program is to offer a children's meal (an entrée, side and beverage) with 600 calories or less. Three of the meals that Cracker Barrel features for kids were presented, including our grilled chicken tenders with a variety of sides, like corn, and an eight-ounce apple juice box at 410 calories and our



kids' vegetable plate, featuring corn and green beans with an eight-ounce apple juice box at 340 calories.

Finally, we re-launched the Cracker Barrel Old Country Store® website this year. It now offers more options for on-line shopping, easier to view menus, a faster store locator page, an enhanced Online Newsroom, and more ways to learn about Cracker Barrel, our history, our brand, our retail offerings and our commitment to the guest experience.

Growing Retail

At a time when many of our guests have less discretionary spending money, positive comparable store retail sales are a sign that our mix of merchandise has improved and is on the right track. As a percent of sales, retail sales increased to 20.6 percent of total sales compared with 20.5 percent last year. On a per store basis, our retail inventories were down as we continued to work to increase our inventory productivity.

The Great Gifts program introduced in 2010 continues to be a successful strategy. We offer an assortment of products for less than $20 that make great gifts around key holidays, plus we provide free gift wrapping while you eat. Our women's and children's apparel also sold well in 2011. We broadened our assortment of women's accessories and upgraded the fit and style of our women's apparel. We are also looking forward to the introduction of selected private-label lines in 2012, which we plan to roll-out in time for the upcoming holiday season.

We had several successful CDs launched this year exclusively at Cracker Barrel Old Country Store®. We were particularly pleased with *Grascals & Friends—Country Classics with a Bluegrass Spin,* which reached the #1 spot on *Billboard* magazine's *Bluegrass Albums Chart* and held a position on that chart for 27 weeks. The *Grascals & Friends* CD also included a video, a first for Cracker Barrel. The Grascals received multiple nominations from the International Bluegrass Music Association (IBMA), and a song from the Cracker Barrel CD, "I Am Strong," was nominated for "Song of the Year" and "Recorded Event of the Year."

Our exclusive Smokey Robinson CD, *Now and Then,* was also recognized this year, being nominated for an NAACP Image Award for outstanding album.

While music is not a substantial portion of retail sales, Cracker Barrel's exclusive music program provides an important public relations vehicle leveraging the unique connection between the artists and their music, our guests, and our brand.



Improving the Business Model

We continued to work on improving the returns on our new store investment. We increased our new store openings in 2011 to 11, and we were pleased with their overall performance. In 2011, we introduced a new store prototype with 10 percent less square footage in the building. We opened seven of these smaller units in fiscal 2011, and all 15 of the stores planned for 2012 will have the smaller building size. We are pleased with the progress we have made creating a prototype that can provide superior returns on investment at a range of expected sales volumes. The store design will continue to evolve over time as we identify additional opportunities to reduce investment and enhance margins.

We are also working on a number of initiatives to reduce costs, especially in the face of ongoing commodity cost pressures. For example, we plan to introduce a new labor management system to all our stores early in fiscal 2012, and we are implementing a dynamic routing system to lower our retail distribution costs. Additionally, we have efforts underway focused on making our stores more energy efficient.

In response to ongoing external challenges, we reduced approximately 60 management and staff positions in the Company's home office in July. While recognizing the personal impact of this initiative on those affected, the Company has moved to a smaller and more efficient

Cracker Barrel Old Country Store, Inc.
Earnings Per Diluted Share
From Continuing Operations


$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$.50
$0
2007 (a)
2008
2009
2010
2011 (b)
Fiscal Year

(a) Fiscal 2007 included a 53rd week which contributed an estimated $0.14 to earnings per diluted share
(b) Fiscal 2011 included charges related to organizational changes and new bank facility which reduced earnings per diluted share by $0.25

Cracker Barrel Old Country Store, Inc.
Dividends Per Share and
Cumulative Share Repurchase Since FY 2007


Cumulative Share Repurchases ($ in millions)
$600
$500
$400
$300
$200
$100
$0
Dividends Per Share
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
2007
2008
2009
2010
2011
Fiscal Year

■ *Cumulative Share Repurchases ($ in millions)*
● *Dividends Per Share*



corporate staff which positions us to leverage continued success. As we move through fiscal 2012, we will continue to look for ways to improve our cost structure.

Managing Capital Structure

We anticipate that our strong cash flow will fund all of our capital needs including new store growth, continued debt repayment, share repurchases and a competitive dividend. During fiscal 2011, we entered into a new five-year $750 million bank credit facility comprised of a $250 million term loan and $500 million revolving line of credit. Simplifying and extending the maturities of our debt with this new credit facility provides greater financial flexibility and stability for the next five years.

We expect to increase our capital expenditures in fiscal 2012 to a range of $90 million to $100 million to support increased new store growth. We are taking a balanced approach of investing in the business while increasing the return of capital to our shareholders. In September, our Board of Directors approved a dividend increase of 13.6 percent for fiscal 2012 and a new share repurchase program for up to $65 million.

Leadership Transition

As part of the succession planning process that began two years ago, Sandra Cochran was promoted to President and Chief Executive Officer and Michael Woodhouse became Executive Chairman of the Board in September 2011. Ms. Cochran's experience in executive leadership, finance and retailing makes her the perfect fit to direct our future growth. These promotions capped a year of important changes to the Company's leadership structure. In November 2010, Ms. Cochran was promoted to President and Chief Operating Officer. At that time, Douglas Barber took on the new position of Chief People Officer and Nicholas Flanagan was promoted to Senior Vice President of Restaurant Operations. In January 2011, Lawrence Hyatt joined Cracker Barrel as Chief Financial Officer, coming from O'Charley's where he had been Chief Financial Officer and Treasurer since 2004. He also had served as interim Chief Executive Officer of O'Charley's from February through June 2009.

We have also added four new board members. As President and Chief Executive Officer, Ms. Cochran is now a member of the Board. Coleman Peterson, who joined the Board in June, is President and Chief Executive Officer of Hollis Enterprises, LLC. Mr. Peterson served as Executive Vice President of People for Wal-Mart Stores, Inc.



James Bradford, who joined in August, is Dean and Ralph Owen Professor for the Practice of Management at Vanderbilt University's Owen Graduate School of Management. Mr. Bradford previously served as President and Chief Executive Officer of United Glass Corporation and AFG Industries, Inc. William McCarten also joined the board in August. He is Chairman of the Board of DiamondRock Hospitality Company, a lodging-focused real estate investment trust. Before founding DiamondRock, Mr. McCarten was Chief Executive Officer of HMS Host Corporation, a publicly-traded restaurant and retail company serving the traveling customer.

Two of our board members are not standing for re-election at the 2011 Annual Meeting. Robert Hilton and Jimmie White have served on the Board for 30 and 18 years, respectively. We thank them for their valuable service during which Cracker Barrel solidified its consumer franchise, expanded its reach and returned significant value to shareholders.

Outlook for 2012

The success that we have achieved has been based on preserving the integrity of our brand, which means that every one of our 67,000 employees lives up to our mission of Pleasing People® each and every day. As we look forward to the 2012 fiscal year, we believe that we are well-positioned with a strong brand, a talented management team and engaged employees committed to providing a great guest experience. We recognize that we will continue to face a difficult operating environment, and to navigate through this period, we have to redouble our efforts to deliver what our guests have come to expect every time they walk onto our front porch. At Cracker Barrel, it's still all about providing our guests with an outstanding experience and good value for their dining dollar.

With many accomplishments behind and a plan to tackle the challenges ahead, we remain committed to what has made Cracker Barrel the powerful, highly-differentiated brand that it is today: good country cooking, a unique shopping experience, honest value and Pleasing People® for more than 40 years.

Sincerely,



Sandra B. Cochran
President and Chief Executive Officer



Michael A. Woodhouse
Executive Chairman of the Board



Directors



James W. Bradford
Dean and Ralph Owen Professor for the Practice of Management at Vanderbilt University's Owen Graduate School of Management, Nashville, TN



Sandra B. Cochran
President and CEO of Cracker Barrel Old Country Store, Inc.



Robert V. Dale
Lead Director; Retired; President, Windy Hill Pet Food Company, Nashville, TN



Richard J. Dobkin
Retired; Managing Partner of the Tampa, FL office of Ernst & Young, LLP, an independent registered public accounting firm



Charles E. Jones, Jr.
President, Corporate Communications, Inc., an investor/shareholder communications and public relations firm, Nashville, TN



B.F. (Jack) Lowery
Attorney; Chairman and CEO, LoJac Companies, Inc., an asphalt manufacturing, paving, highway construction, building materials supplier and contractor, Lebanon, TN



William W. McCarten
Chairman of the board of directors of DiamondRock Hospitality Company, a lodging-focused real estate investment trust, Bethesda, MD



Martha M. Mitchell
Retired; Senior Partner and Senior Vice President Fleishman-Hillard, Inc., an international communications consulting and public relations firm, St. Louis, MO



Coleman H. Peterson
President and CEO of Hollis Enterprises, LLC, a human resources consulting firm, Hilton Head Island, SC



Andrea M. Weiss
President and CEO of Retail Consulting, Inc., a retail consulting firm



Michael A. Woodhouse
Executive Chairman, Cracker Barrel Old Country Store, Inc.; Former CEO of Cracker Barrel Old Country Store, Inc.

Robert C. Hilton
President, Autumn Capital, an investment firm, Nashville, TN; not standing for re-election

Jimmie D. White
Retired; Former Senior Vice President—Finance and CFO of Cracker Barrel Old Country Store, Inc.; not standing for re-election

2011

Financial Table of Contents

Forward-Looking Statements – Risk Factors

Except for specific historical information, many of the matters discussed in this Annual Report to Shareholders may express or imply projections of items such as revenues or expenditures, estimated capital expenditures, compliance with debt covenants, plans and objectives for future operations, inventory shrinkage, growth or initiatives, expected future economic performance or the expected outcome or impact of pending or threatened litigation. These and similar statements regarding events or results that Cracker Barrel Old Country Store, Inc. (the "Company") expects will or may occur in the future, are forward-looking statements that, by their nature, involve risks, uncertainties and other factors which may cause our actual results and performance to differ materially from those expressed or implied by those statements. All forward-looking information is provided pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these risks, uncertainties and other factors. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "trends," "assumptions," "target," "guidance," "outlook," "opportunity," "future," "plans," "goals," "objectives," "expectations," "near-term," "long-term," "projection," "may," "will," "would," "could," "expect," "intend," "estimate," "anticipate," "believe," "potential," "regular," "should," "projects," "forecasts" or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. We believe the assumptions underlying any forward-looking statements are reasonable; however, any of the assumptions could be inaccurate, and therefore, actual results may differ materially from those projected in or implied by the forward-looking statements. Factors and risks that may result in actual results differing from this forward-looking information include, but are not limited to, those summarized below, as well as other factors discussed throughout this document, including, without limitation, the factors described under "Critical Accounting Estimates" on pages 22 to 26 of this Annual Report or, from time to time, in the Company's filings with the Securities and Exchange Commission ("SEC"), press releases and other communications.

Readers are cautioned not to place undue reliance on forward-looking statements made in this document, since the statements speak only as of the document's date. Except as may be required by law, the Company has no obligation, and does not intend, to publicly update or revise any of these forward-looking statements to reflect events or circumstances occurring after the date of this document or to reflect the occurrence of unanticipated events. Readers are advised, however, to consult any future public disclosures that the Company may make on related subjects in its documents filed or furnished to the SEC or in its other public disclosures.

Set forth below is a summary of the material risks associated with our business and, therefore, any investment in our securities. Our 2011 Annual Report on Form 10-K, filed with the SEC on September 27, 2011 and available at sec.gov, as well as our website, crackerbarrel.com, contains a more comprehensive discussion of these risks, and you are encouraged to review that Annual Report on Form 10-K and all our SEC filings.

Risks Related to Our Business

- General economic, business and societal conditions as well as those specific to the restaurant or retail industries that are largely out of our control may adversely affect our business, financial condition and results of operations.
- We face intense competition, and if we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.
- The price and availability of food, ingredients, merchandise and utilities used by our stores could adversely affect our revenues and results of operations.
- We are dependent on attracting and retaining qualified employees while also controlling labor costs.
- Our risks are heightened because of our single retail distribution facility; in addition, our reliance on certain significant vendors, particularly for foreign-sourced retail products, subjects us to numerous risks, including possible interruptions in supply, which could adversely affect our business.

- Our plans depend significantly on initiatives designed to improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could adversely affect our results of operations.
- We have substantial indebtedness, which may decrease our flexibility and increase our borrowing costs and adversely affect our liquidity.
- Our advertising is heavily dependent on billboards, which are highly regulated; a shift away from billboard advertising poses a risk of increased advertising and marketing costs that could adversely affect our results of operations.
- We outsource certain business processes to third-party vendors that subject us to risks, including disruptions in business and increased costs.
- Our business is somewhat seasonal and also can be affected by extreme weather conditions and natural disasters.
- If we fail to execute our business strategy, which includes our ability to find new store locations and open new stores that are profitable, our business could suffer.
- Individual store locations are affected by local conditions that could change and adversely affect the carrying value of those locations.
- Health concerns, government regulation relating to the consumption of food products and wide-spread infectious diseases could affect consumer preferences and could negatively affect our results of operations.
- Failure to maximize or to successfully assert our intellectual property rights could adversely affect our business and results of operations.
- Litigation may adversely affect our business, financial condition and results of operations.
- Unfavorable publicity could harm our business.
- The loss of key executives or difficulties in recruiting and retaining qualified personnel could jeopardize our future growth and success.
- We are subject to a number of risks relating to federal, state and local regulation of our business including the areas of health care reform and environmental matters, and an insufficient or ineffective response to government regulation may increase our costs and decrease our profit margins.
- Our current insurance programs may expose us to unexpected costs.
- A material disruption in our information technology and telecommunication systems could adversely affect our business and results of operations.
- A privacy breach could adversely affect our business.
- Our reported results can be affected adversely and unexpectedly by the implementation of new, or changes in the interpretation of existing, accounting principles or financial reporting requirements.
- Failure of our internal control over financial reporting could adversely affect our business and financial results.
- Our annual and quarterly operating results may fluctuate significantly and could fall below the expectations of investors and securities analysts due to a number of factors, some of which are beyond our control, resulting either in volatility or a decline in the price of our securities.
- Our business could be negatively affected as a result of a proxy fight and the actions of activist shareholders.
- We are a holding company and depend on our subsidiaries to generate sufficient cash flow to pay dividends and meet our debt service obligations.
- Provisions in our charter, Tennessee law and our shareholder rights plan may discourage potential acquirers of our company.

Selected Financial Data

(Dollars in thousands except percentages and share data)
For each of the fiscal years ended

	July 29, 2011[a]	July 30, 2010[b]	July 31, 2009[c][d]	August 1, 2008[d]	August 3, 2007[d][e]
SELECTED INCOME STATEMENT DATA:					
Total revenue	$ 2,434,435	$ 2,404,515	$ 2,367,285	$ 2,384,521	$ 2,351,576
Income from continuing operations	85,208	85,258	65,957	65,303	75,983
(Loss) income from discontinued operations, net of tax	—	—	(31)	250	86,082
Net income	85,208	85,258	65,926	65,553	162,065
Basic net income per share:					
Income from continuing operations	3.70	3.71	2.94	2.87	2.75
(Loss) income from discontinued operations, net of tax	—	—	—	0.01	3.11
Net income per share	3.70	3.71	2.94	2.88	5.86
Diluted net income per share:					
Income from continuing operations	3.61	3.62	2.89	2.79	2.52
(Loss) income from discontinued operations, net of tax	—	—	—	0.01	2.71
Net income per share	3.61	3.62	2.89	2.80	5.23
Dividends declared per share[f]	$ 0.88	$ 0.80	$ 0.80	$ 0.72	$ 0.56
Dividends paid per share	$ 0.86	$ 0.80	$ 0.78	$ 0.68	$ 0.55
AS PERCENT OF TOTAL REVENUE:					
Cost of goods sold	31.7%	31.0%	32.3%	32.4%	31.7%
Labor and related expenses	37.1	37.8	38.7	38.2	38.0
Other store operating expenses	18.6	18.2	17.8	17.7	17.4
Store operating income	12.6	13.0	11.2	11.7	12.9
General and administrative expenses	5.7	6.1	5.1	5.4	5.7
Impairment and store dispositions, net	—	0.1	0.1	—	—
Operating income	6.9	6.8	6.0	6.3	7.2
Income before income taxes	4.8	4.8	3.8	3.9	5.0
SELECTED BALANCE SHEET DATA:					
Working capital (deficit)	$ (21,188)	$ (73,289)	$ (66,637)	$ (44,080)	$ (74,388)
Total assets	1,310,884	1,292,067	1,245,181	1,313,703	1,265,030
Long-term debt	550,143	573,744	638,040	779,061	756,306
Interest rate swap liability	51,604	66,281	61,232	39,618	13,680
Other long-term obligations[g]	105,661	93,822	89,670	83,224	53,819
Shareholders' equity	268,034	191,617	135,622	92,751	104,123
SELECTED CASH FLOW DATA:					
Purchase of property and equipment, net	$ 77,686	$ 69,891	$ 67,842	$ 87,849	$ 96,447
Share repurchases	33,563	62,487	—	52,380	405,531
SELECTED OTHER DATA:					
Common shares outstanding at end of year	22,840,974	22,732,781	22,722,685	22,325,341	23,674,175
Stores open at end of year	603	593	588	577	562
AVERAGE UNIT VOLUMES[h]:					
Restaurant	$ 3,234	$ 3,226	$ 3,209	$ 3,282	$ 3,339
Retail	837	832	841	898	917

COMPARABLE STORE SALES [(i)]:

Period to period increase					
(decrease) in comparable store sales:					
Restaurant	0.2%	0.8%	(1.7)%	0.5%	0.7%
Retail	0.7	(0.9)	(5.9)	(0.3)	3.2
Memo: Number of stores in					
comparable base	583	569	550	531	507

(a) Includes impairment charges of $3,219 before taxes and pre-tax gains on store dispositions of $4,109. Our debt refinancing in the fourth quarter of fiscal 2011 resulted in additional interest expense of $5,136 related to transaction fees and the write-off of deferred financing costs. During the fourth quarter of fiscal 2011, as part of our cost reduction and organization streamlining initiative, we incurred severance charges of $1,768, which are included in general and administrative expenses.

(b) Includes impairment charges of $2,672 before taxes.

(c) Includes impairment charges of $2,088 before taxes. We completed sale-leaseback transactions involving 15 of our stores and our retail distribution center in the fourth quarter of fiscal 2009 (see Note 10 to the Consolidated Financial Statements). Net proceeds from the sale-leaseback transactions together with excess cash flow from operations were used to pay down $142,759 of long-term debt.

(d) Logan's Roadhouse, Inc. was divested in fiscal 2007 and is presented as a discontinued operation.

(e) Fiscal 2007 consisted of 53 weeks while all other periods presented consisted of 52 weeks. The estimated impact of the additional week was to increase consolidated fiscal 2007 results as follows: total revenue, $46,283; store operating income, 0.1% of total revenue; operating income, 0.2% of total revenue; income from continuing operations, 0.1% of total revenue; and diluted income from continuing operations per share, $0.14.

(f) On September 12, 2011, our Board of Directors declared a dividend of $0.25 per share payable on November 7, 2011 to shareholders of record on October 21, 2011.

(g) The increase in other long-term obligations in fiscal 2008 as compared to fiscal 2007 is primarily because of the adoption of accounting guidance for uncertain tax positions. The liability for uncertain tax positions is included in other long-term obligations beginning in fiscal 2008; in prior years, the liability was included in income taxes payable as a current liability.

(h) Average unit volumes include sales of all stores. Fiscal 2007 includes a 53rd week while all other periods presented consist of 52 weeks.

(i) Comparable store sales consist of sales of stores open at least six full quarters at the beginning of the year; and are measured on comparable calendar weeks.

MARKET PRICE AND DIVIDEND INFORMATION

The following table indicates the high and low sales prices of our common stock, as reported by The Nasdaq Global Select Market, and dividends paid for the quarters indicated.

	Fiscal Year 2011			Fiscal Year 2010		
	Prices		Dividends	Prices		Dividends
	High	Low	Paid	High	Low	Paid
First	$54.58	$43.65	$0.20	$36.90	$25.67	$0.20
Second	57.79	50.27	0.22	41.57	32.07	0.20
Third	53.54	47.01	0.22	53.43	36.18	0.20
Fourth	53.86	42.79	0.22	52.60	45.26	0.20


CRACKER BARREL OLD COUNTRY STORE, INC.
Shareholder Return Performance Graph
$200
$150
$100
$50
$0
In Dollars
2006
2007
2008
2009
2010
2011
Cracker Barrel Old Country Store, Inc.
Peer Composite
S&P Small Cap

Significant change from prior year is Mexican Restaurants, Inc., California Pizza Kitchen, Inc., Grill Concepts, Inc., Rubio's Restaurant, Inc., Speedus Corp and Star Buffet, Inc., are now excluded in the Peer Composite. Bravo Brio Restaurant Group, Inc., Dunkin' Brands Group, Inc., Jack in the Box, Inc. and J. Alexander's Corp. are now included in the Peer Composite.

The graph, left, shows the changes over the past five-year period, in the value of $100 invested in Cracker Barrel Old Country Store, Inc. Common Stock, the Standard & Poor's Small Cap Index, and the Peer Composite composed of all companies listed with Nasdaq with the same two-digit SIC (Standard Industrial Classification) code (58-Eating and Drinking Places) as Cracker Barrel Old Country Store, Inc. The plotted points represent the closing price on the last day of the fiscal year indicated and the reinvestment of dividends. The data set forth in the chart below has been provided by FactSet Research Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. MD&A should be read in conjunction with the Consolidated Financial Statements and notes thereto. Readers also should carefully review the information presented under the section entitled "Risk Factors" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") and other cautionary statements in this report. All dollar amounts (other than per share amounts) reported or discussed in this MD&A are shown in thousands. References in MD&A to a year or quarter are to our fiscal year or quarter unless expressly noted or the context clearly indicates otherwise.

This overview summarizes the MD&A, which includes the following sections:

- *Executive Overview* – a general description of our business, the restaurant industry and our key performance indicators.
- *Results of Operations* – an analysis of our consolidated statements of income for the three years presented in our Consolidated Financial Statements.
- *Liquidity and Capital Resources* – an analysis of our primary sources of liquidity, capital expenditures and material commitments.
- *Critical Accounting Estimates* – a discussion of accounting policies that require critical judgments and estimates.

EXECUTIVE OVERVIEW

Cracker Barrel Old Country Store, Inc. (the "Company," "our" or "we") is a publicly traded (Nasdaq: CBRL) company that, through certain subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store® ("Cracker Barrel") restaurant and retail concept. As of September 20, 2011, the Company operated 604 Cracker Barrel stores located in 42 states. The restaurants serve breakfast, lunch and dinner. The retail area offers a variety of decorative and functional items specializing in rocking chairs, holiday gifts, toys, apparel and foods.

Restaurant Industry

Our stores operate in the full-service segment of the restaurant industry in the United States. The restaurant business is highly competitive with respect to quality, variety and price of the food products offered. The restaurant business is often affected by changes in consumer taste; national, regional or local economic conditions; demographic trends; traffic patterns; the type, number and location of competing restaurants; and consumers' discretionary purchasing power. There are many segments within the restaurant industry, such as family dining, casual dining, fast casual and quick service, which often overlap and provide competition for widely diverse restaurant concepts. Competition also exists in securing prime real estate locations for new stores, in hiring qualified employees, in advertising, in the attractiveness of facilities and with competitors having similar menu offerings or convenience.

Additionally, economic, seasonal and weather conditions affect the restaurant business. Adverse economic conditions affect consumer discretionary income and dining and shopping habits. Historically, interstate tourist traffic and the propensity to dine out have been much higher during the summer months, thereby contributing to higher profits in our fourth quarter. Retail sales, which are made substantially to our restaurant guests, are strongest in the second quarter, which includes the Christmas holiday shopping season. Severe weather also affects restaurant and retail sales adversely from time to time.

Key Performance Indicators

Management uses a number of key performance measures to evaluate our operational and financial performance, including the following:

Comparable store restaurant sales and restaurant guest traffic consist of sales and calculated number of guests, respectively, of stores open at least six full quarters at the beginning of the year and are measured on comparable calendar weeks. This measure highlights performance of existing stores because it excludes the impact of new store openings.

Percentage of retail sales to total sales indicates the relative proportion of spending by guests on retail product at our stores and helps identify overall effectiveness of our retail operations. Management uses this measure to analyze a store's ability to convert restaurant traffic into retail sales since we believe that the substantial majority of our retail guests are also guests in our restaurants.

Average check per person is an indicator which management uses to analyze the dollars spent in our stores per guest on restaurant purchases. This measure aids management in identifying trends in guest preferences as well as the effectiveness of menu price increases and other menu changes.

Store operating margins are defined as total revenue less cost of goods sold, labor and other related expenses and other store operating expenses, all as a percent of total revenue. Management uses this indicator as a primary measure of operating profitability.

RESULTS OF OPERATIONS

The following table highlights operating results over the past three years:

	Relationship to Total Revenue			Period to Period Increase (Decrease)	
	2011	2010	2009	2011 vs 2010	2010 vs 2009
Total revenue	100.0%	100.0%	100.0%	1%	2%
Cost of goods sold	31.7	31.0	32.3	4	(2)
Gross profit	68.3	69.0	67.7	—	4
Labor and other related expenses	37.1	37.8	38.7	—	(1)
Other store operating expenses	18.6	18.2	17.8	3	4
Store operating income	12.6	13.0	11.2	(2)	18
General and administrative	5.7	6.1	5.1	(5)	21
Impairment and store dispositions, net	—	0.1	0.1	(122)	34
Operating income	6.9	6.8	6.0	2	16
Interest expense	2.1	2.0	2.2	5	(6)
Income before income taxes	4.8	4.8	3.8	—	28
Provision for income taxes	1.3	1.3	1.0	—	26
Income from continuing operations	3.5	3.5	2.8	—	29
Net income	3.5	3.5	2.8	—	29

Total Revenue

The following tables highlight the components of total revenue in dollars and by percentage relationships to total revenue for the past three years:

	2011	2010	2009
Revenue in dollars			
Total Revenue:			
Restaurant	$1,934,049	$1,911,664	$1,875,688
Retail	500,386	492,851	491,597
Total revenue	$2,434,435	$2,404,515	$2,367,285

	2011	2010	2009
Revenue by percentage relationships			
Total Revenue:			
Restaurant	79.4%	79.5%	79.2%
Retail	20.6	20.5	20.8
Total revenue	100.0%	100.0%	100.0%

The following table highlights average weekly sales* over the past three years:

	2011	2010	2009
Restaurant	$62.2	$62.0	$61.7
Retail	16.1	16.0	16.2

* *Average weekly sales are calculated by dividing net sales by operating weeks and include all stores.*

Total revenue, which increased 1.2% and 1.6%, respectively, in 2011 and 2010 and decreased 0.7% in 2009, benefited from the opening of 11, 6 and 11 stores in 2011, 2010 and 2009, respectively, partially offset by the closing of one store in both 2011 and 2010.

The following table highlights comparable store sales* results over the past two years:

	Period to Period Increase (Decrease)	
	2011 vs 2010 (583 Stores)	2010 vs 2009 (569 Stores)
Restaurant	0.2%	0.8%
Retail	0.7	(0.9)
Restaurant & Retail	0.3	0.4

* *Comparable store sales consist of sales of stores open at least six full quarters at the beginning of the year and are measured on comparable calendar weeks.*

The following table highlights comparable sales averages per store over the past three years:

	2011 (583 Stores)	2010 (569 Stores)	2009 (550 Stores)
Restaurant	$3,238	$3,238	$3,228
Retail	833	829	838
Total	$4,071	$4,067	$4,066

Our comparable store restaurant sales increased from 2010 to 2011 resulting from an increase in average check of 2.2%, including a 2.0% average menu price increase, partially offset by a decrease in guest traffic of 2.0%. Our comparable store restaurant sales increased from 2009 to 2010 resulting from an increase in average check of 2.0%, including a 2.4% average menu price increase, partially offset by a decrease in guest traffic of 1.2%.

We believe that the comparable store retail sales increase from 2010 to 2011 resulted from a more appealing retail merchandise selection and a higher average retail selling price than in the prior year partially offset by a decrease in restaurant guest traffic. Our comparable store retail sales decrease from 2009 to 2010 resulted from a decrease in restaurant guest traffic.

We believe that the decreases in restaurant guest traffic in 2010 and 2011 resulted from continued uncertain consumer sentiment, high unemployment and reduced discretionary spending. Our guest traffic began to decline in the second quarter of 2011 and continued to decrease in the second half of 2011. We presently expect lower guest traffic trends to continue into 2012.

Cost of Goods Sold

The following table highlights the components of cost of goods sold in dollar amounts for the past three years:

	2011	2010	2009
Cost of Goods Sold:			
Restaurant	$511,728	$489,781	$501,051
Retail	260,743	256,037	263,858
Total Cost of Goods Sold	$772,471	$745,818	$764,909

Restaurant cost of goods sold as a percentage of restaurant revenue was 26.5%, 25.6% and 26.7% in 2011, 2010 and 2009, respectively. The increase from 2010 to 2011 is primarily the result of food commodity inflation of 2.9% partially offset by our menu price increase referenced above. Changes in product mix and higher food waste also contributed to the year over year increase in restaurant cost of goods sold as a percentage of restaurant revenue. The decrease from 2009 to 2010 resulted from commodity deflation of 2.5% and our menu price increase referenced above.

Restaurant food commodity inflation progressively increased during 2011 and we presently expect the rate of commodity inflation to approximately double in 2012 as compared to 2011. We expect to offset the effects of food commodity inflation through a combination of menu price increases, supply contracts and other cost reduction initiatives.

Retail cost of goods sold as a percentage of retail revenue was 52.1%, 52.0% and 53.7%, in 2011, 2010 and 2009, respectively. Retail cost of goods sold as a percentage of retail revenue was relatively constant in 2011 as compared to 2010. The decrease from 2009 to 2010 resulted from lower markdowns as a result of better seasonal inventory management.

Labor and Related Expenses

Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor and other related expenses as a percentage of total revenue were 37.1%, 37.8% and 38.7% in 2011, 2010 and 2009, respectively. The year-to-year decrease from 2010 to 2011 resulted primarily from decreases of 0.3%, 0.2% and 0.2% as a percentage of total revenue, respectively, in store management compensation, health care costs and store hourly labor. The decrease in store management compensation resulted primarily from lower store bonus expense, which reflected lower performance against financial objectives as compared to the prior year. The decrease in health care costs resulted from lower medical claims. The decrease in store hourly labor costs as a percentage of total revenue resulted from menu price increases being higher than wage inflation.

The year-to-year decrease from 2009 to 2010 resulted from decreases of 0.7% and 0.2% as a percentage of total revenue, respectively, in health care costs and store hourly labor costs. The decrease in health care costs resulted from lower medical claims and the benefit of the calendar 2010 group health plan design changes. The decrease in store hourly labor costs as a percentage of total revenue resulted from menu pricing being higher than wage inflation.

Other Store Operating Expenses

Other store operating expenses include all store-level operating costs, the major components of which are utilities, operating supplies, repairs and maintenance, depreciation and amortization, advertising, rent, credit card fees and general insurance. Other store operating expenses as a percentage of total revenue were 18.6%, 18.2% and 17.8% in 2011, 2010 and 2009, respectively. The year-to-year increase from 2010 to 2011 resulted primarily from equal increases in advertising, supplies and general insurance expenses. The increase in advertising expense resulted from increased spending related to billboards and consumer research as compared to the prior year. We purchased additional billboard coverage during the 2011 summer travel season to better capture available guest traffic. Additionally, the incremental consumer research was conducted to gain consumer insight into menu offerings and recent guest traffic trends. The increase in supplies expense resulted from increases in numerous supply categories including office supplies and shopping bags. Higher general insurance expense resulted from favorable actuarial reserve adjustments made in the prior year.

The year-to-year increase from 2009 to 2010 was due in equal parts to higher maintenance and rent expenses. Higher maintenance expense resulted from the timing of sign maintenance and other programs. The increase in rent expense resulted from the sale-leaseback transactions we completed in the fourth quarter of 2009 (see Note 10 to the accompanying Consolidated Financial Statements).

General and Administrative Expenses

General and administrative expenses as a percentage of total revenue were 5.7%, 6.1% and 5.1% in 2011, 2010 and 2009, respectively. The year-to-year decrease from 2010 to 2011 resulted from a decrease of 0.6% in incentive compensation, including share-based compensation, partially offset by a 0.2% increase in salaries. The decrease in incentive compensation reflected lower performance against financial objectives in 2011 as compared to the prior year. The increase in salaries resulted primarily from severance charges related to our cost reduction and organizational streamlining initiative (see sub-section below entitled "Restructuring") and an increase in the number of store managers in training. The year-to-year increase from 2009 to 2010 resulted from higher incentive compensation, including share-based compensation, which reflected better performance against financial objectives in 2010 as compared to the prior year.

Impairment and Store Dispositions, Net

Impairment and store dispositions, net consisted of the following at:

	2011	2010	2009
Impairment	$ 3,219	$2,672	$2,088
Gains on disposition of stores	(4,109)	—	—
Store closing costs	265	128	—
Total	$ (625)	$2,800	$2,088

During July 2011, as part of our cost reduction and organization streamlining initiative (see sub-section below entitled "Restructuring"), we recorded an impairment charge of $1,044 for office space that we expect to sell within one year. Additionally, during 2011, we determined that one leased store was impaired, resulting in an impairment charge of $2,175. The leased store was impaired because of declining operating performance and resulting negative cash flow projections. During 2010, we also determined that one leased store was impaired and closed one owned store, resulting in total impairment charges of $2,672. During 2009, we recorded a total impairment of $2,088 related to one owned store, office space, property adjacent to the office space and our management trainee housing facility. See Notes 3 and 9 to the accompanying Consolidated Financial Statements for more details regarding our impairment charges.

During 2011, we sold two closed stores. Additionally, one of our stores was acquired by the State of Florida for road expansion pursuant to eminent domain. These transactions resulted in a net gain of $4,109.

Restructuring

In July 2011, we implemented a cost reduction and organization streamlining initiative, which we estimate will generate annual pre-tax savings of approximately $10,000. This initiative resulted in the elimination of approximately 60 management and staff positions. Most of the employees affected worked in our headquarters in Lebanon, Tennessee, and the restructuring did not affect any store positions. As a result, in the fourth quarter of 2011, we incurred severance charges of $1,768, which are recorded in general and administrative expenses (see sub-section above entitled "General and Administrative Expenses"). Additionally, as part of our cost reduction and organization streamlining initiative, we incurred an impairment charge of $1,044 related to office space we expect to sell within one year (see sub-section above entitled "Impairment and Store Dispositions, Net").

Interest Expense

Interest expense was $51,490, $48,959 and $52,177 in 2011, 2010, and 2009, respectively. The year-to-year increase from 2010 to 2011 resulted primarily from costs related to our debt refinancing partially offset by lower average debt outstanding. As part of our debt refinancing, we incurred additional expenses of $5,136 related to transaction fees and the write-off of deferred financing costs. The year-to-year decrease from 2009 to 2010 resulted primarily from lower average debt outstanding.

Provision for Income Taxes

Provision for income taxes as a percent of income before income taxes was 26.3%, 26.3% and 26.8% in 2011, 2010 and 2009, respectively. Our effective tax rate remained flat at 2011 compared to 2010. The decrease in the effective tax rate from 2009 to 2010 reflected a net reduction in our liability for uncertain tax positions of $2,134 in 2010 compared to $389 in 2009 and higher employer tax credits on an absolute dollar basis mostly offset by the effect on our tax rate from the increase in pretax income.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents a summary of our cash flows for the last three years:

	2011	2010	2009
Net cash provided by operating activities of continuing operations	$138,212	$ 212,106	$ 164,171
Net cash used in investing activities of continuing operations	(69,489)	(69,626)	(9,087)
Net cash used in financing activities of continuing operations	(64,149)	(106,389)	(155,406)
Net cash used in operating activities of discontinued operations	—	—	(47)
Net increase (decrease) in cash and cash equivalents	$ 4,574	$ 36,091	$ (369)

Our primary sources of liquidity are cash generated from our operations and our borrowing capacity under our revolving credit facility. Our internally generated cash, along with cash on hand at July 30, 2010, our borrowings under our revolving credit facility and proceeds from exercises of share-based compensation awards, were sufficient to finance all of our growth, share repurchases, dividend payments, working capital needs and other cash payment obligations in 2011.

We believe that cash at July 29, 2011, along with cash generated from our operating activities, the borrowing capacity under our revolving credit facility and proceeds from exercises of share-based compensation awards will be sufficient to finance our continuing operations, our continuing expansion plans, our principal payments on our debt, our share repurchase plans and our expected dividend payments for at least the next twelve months and thereafter for the foreseeable future.

Cash Generated from Operations

Our cash generated from operating activities was $138,212, $212,106 and $164,171 in 2011, 2010 and 2009, respectively. The decrease in net cash flow provided by operating activities from 2010 to 2011 reflected a decrease in accounts payable, payments for estimated income taxes and higher annual bonus payments made in 2011 for the prior year's performance partially offset by the change in retail inventories. The decrease in accounts payable reflected the results of conversion to more electronic payment methods and lower accounts payable related to retail inventory. The change in retail inventories was primarily related to the timing of seasonal inventory purchases. The increase in net cash flow provided by operating activities from 2009 to 2010 reflected higher net income, increase in accounts payable, the timing of payments for estimated income taxes, higher incentive compensation accruals and an increase in the sales of our gift cards partially offset by the change in retail inventories. The increase in incentive compensation accruals in 2010 reflected better performance against financial objectives in 2010 as compared to the prior year. The increase in accounts payable from 2009 to 2010 resulted from more effective vendor terms management and improvements to disbursement cycles. The change in retail inventories was primarily related to the timing of seasonal inventory purchases.

Borrowing Capacity and Debt Covenants

On July 9, 2011, we entered into a five-year $750,000 credit facility (the "2011 Credit Facility") consisting of a $250,000 term loan (aggregate outstanding at July 29, 2011 was $231,250) and a $500,000 revolving credit facility ("the 2011 Revolving Credit Facility"). The 2011 Credit Facility replaced term loans totaling $575,000 and a $165,000 revolving credit facility. The decrease in the term loan portion of the 2011 Credit Facility and the increase in the 2011 Revolving Credit Facility provide us with increased flexibility in our capital structure.

During 2011, 2010 and 2009, we made $18,750, $57,856 and $130,988, respectively, in optional principal prepayments under our term loan facilities. At July 29, 2011, we had $318,750 of outstanding borrowings under the 2011

Revolving Credit Facility and we had $29,981 of standby letters of credit related to securing reserved claims under workers' compensation insurance which reduce our borrowing availability under the 2011 Revolving Credit Facility. At July 29, 2011, we had $151,269 in borrowing availability under our 2011 Revolving Credit Facility. See "Material Commitments" below and Note 5 to our Consolidated Financial Statements for further information on our long-term debt.

The 2011 Credit Facility contains customary financial covenants, which are specified in the agreement and include maintenance of a maximum consolidated total leverage ratio and a minimum consolidated interest coverage ratio. We presently are and expect to remain in compliance with the 2011 Credit Facility's financial covenants for the remaining term of the facility.

Capital Expenditures

Capital expenditures (purchase of property and equipment), net of proceeds from insurance recoveries were $77,686, $69,891 and $67,842 in 2011, 2010 and 2009, respectively. Our capital expenditures consisted primarily of costs of new store locations and capital expenditures for maintenance programs in 2011, capital expenditures for maintenance programs in 2010 and costs of new store locations in 2009. The increase in capital expenditures from 2010 to 2011 resulted primarily from an increase in the number of new store locations acquired and under construction as compared to the prior year partially offset by lower capital expenditures for maintenance programs. The increase in capital expenditures from 2009 to 2010 resulted primarily from higher capital expenditures for maintenance programs and operational innovation initiatives partially offset by lower costs related to fewer new store locations. We estimate that our capital expenditures during 2012 will be between $90,000 and $100,000. This estimate includes certain costs related to the acquisition of sites and construction of fifteen new stores that will open or have opened during 2012, as well as for acquisition and construction costs for store locations to be opened in future years and capital expenditures for maintenance programs. We intend to fund our capital expenditures with cash flows from operations and borrowings under our 2011 Revolving Credit Facility, as necessary.

Proceeds from Sale of Property and Equipment

During 2011, we received net proceeds of $1,054 from the sale of two closed stores and $6,576 as a result of a condemnation award.

In the fourth quarter of 2009, we completed sale-leaseback transactions involving 15 of our stores and our retail distribution center. Net proceeds from the sale-leaseback transactions of $56,260, along with excess cash from operations, were used to reduce our outstanding borrowings (see "Borrowing Capacity and Debt Covenants" above).

Share Repurchases, Dividends and Proceeds from the Exercise of Share-Based Compensation Awards

Subject to a maximum amount of $65,000, we were authorized by our Board of Directors to repurchase shares during 2011 to offset share dilution that results from the issuance of shares under our equity compensation plans. Additionally, subject to a maximum amount of $65,000, we have been authorized by our Board of Directors to repurchase shares during 2012 at the discretion of management. Our current criteria for share repurchases are that they be accretive to expected net income per share and are within the limits imposed by our 2011 Credit Facility. During 2011, we repurchased 676,600 shares in the open market at an aggregate cost of $33,563. During 2010, we repurchased 1,352,000 shares in the open market at an aggregate cost of $62,487. We did not repurchase any shares in 2009.

Our 2011 Credit Facility imposes restrictions on the amount of dividends we are able to pay. If there is no default then existing and the total of our availability under our 2011 Revolving Credit Facility plus our cash and cash equivalents on hand is at least $100,000, we may both: (1) pay cash dividends on our common stock if the aggregate amount of such dividends paid during any fiscal year is less than 15% of Consolidated EBITDA from continuing operations (as defined in the 2011 Credit Facility) during the immediately preceding fiscal year; and (2) in any event, increase our regular quarterly cash dividend in any quarter by an amount not to exceed the greater of $.01 per share or 10% of the amount of the dividend paid in the prior fiscal quarter.

During the first quarter of 2011, we declared a quarterly dividend of $0.22 per share of our common stock (an annual equivalent of $0.88 per share), an increase from the quarterly dividend of $0.20 per share paid in the first quarter of 2010. We paid dividends of $0.22 per share during the second, third and fourth quarters of 2011. Additionally, on September 12, 2011, the Board declared a dividend of $0.25 per share payable on November 7, 2011 to shareholders of record on October 21, 2011. In 2010 and 2009, we paid dividends of $0.80 and $0.78 per share, respectively.

During 2011, we received proceeds of $20,540 from the exercise of share-based compensation awards and the corresponding issuance of 784,793 shares. The excess tax benefit realized upon exercise of share-based compensation awards was $4,108. During 2010 and 2009, we received proceeds of $37,460 and $4,362, respectively, from the exercise of share-based compensation awards.

Working Capital

In the restaurant industry, virtually all sales are either for cash or third-party credit card. Like many other restaurant companies, we are able to, and often do, operate with negative working capital. Restaurant inventories purchased through our principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit. Because of our retail operations, which have a lower product turnover than the restaurant business, we carry larger inventories than many other companies in the restaurant industry. Retail inventories purchased domestically generally are financed from normal trade credit, while imported retail inventories generally are purchased through wire transfers. These various trade terms are aided by rapid turnover of the restaurant inventory. Employees generally are paid on weekly or semi-monthly schedules in arrears for hours worked except for bonuses that are paid either quarterly or annually in arrears. Many other operating expenses have normal trade terms and certain expenses such as certain taxes and some benefits are deferred for longer periods of time.

We had negative working capital of $21,188, $73,289 and $66,637, respectively, at July 29, 2011, July 30, 2010 and July 31, 2009. The change in working capital at July 29, 2011 compared with July 30, 2010 primarily reflected the decrease in accounts payable, payments for estimated income taxes, lower incentive compensation accruals and an optional prepayment of our required principal payments due within the next twelve months on our outstanding term loan. The decrease in accounts payable reflected the results of conversion to more electronic payment methods and lower accounts payable related to retail inventory. Lower incentive compensation accruals resulted from the payment of annual bonuses in the first quarter of 2011 that were earned for 2010. The change in working capital at July 30, 2010 compared with July 31, 2009 primarily reflected the increase in accounts payable, the timing of payments for estimated income taxes, higher incentive compensation accruals based on better performance against financial objectives and an increase in cash generated from operations. The increase in accounts payable resulted from more effective vendor terms management and improvements to disbursement cycles.

Off-Balance Sheet Arrangements

Other than various operating leases, which are disclosed more fully in "Material Commitments" below and Notes 2 and 16 to our Consolidated Financial Statements, we have no other material off-balance sheet arrangements.

Material Commitments

Our contractual cash obligations and commitments as of July 29, 2011, are summarized in the tables below:

		Payments due by Year			
Contractual Obligations [a]	Total	2012	2013-2014	2015-2016	After 2016
Term loan payable on or before July 8, 2016 [b]	$ 231,250	—	$ 43,750	$187,500	—
2011 Revolving Credit Facility expiring on July 8, 2016 [b]	318,750	—	—	318,750	—
Note payable [c]	255	$ 109	146	—	—
Operating leases excluding billboards [d]	752,929	37,312	75,818	76,430	$563,369
Operating leases for billboards	30,996	18,372	12,624	—	—
Purchase obligations [e]	149,721	79,562	62,065	8,078	16
Other long-term obligations [f]	45,525	829	11,301	106	33,289
Total contractual cash obligations	$1,529,426	$136,184	$205,704	$590,864	$596,674

	Total	Amount of Commitment Expirations by Year			
		2012	2013-2014	2015-2016	After 2016
2011 Revolving Credit Facility expiring on July 8, 2016 [(b)]	$500,000	—	—	$500,000	—
Standby letters of credit	29,981	$29,981	—	—	—
Guarantees [(g)]	1,802	507	$ 636	228	$ 431
Total commitments	$531,783	$30,488	$ 636	$500,228	$ 431

(a) *At July 29, 2011, the entire liability for uncertain tax positions (including penalties and interest) is classified as a long-term liability. At this time, we are unable to make a reasonably reliable estimate of the amounts and timing of payments in individual years because of uncertainties in the timing of the effective settlement of tax positions. As such, the liability for uncertain tax positions of $19,547 is not included in the contractual cash obligations and commitments table above.*

(b) *Using our expected principal payments and projected interest rates, we will have interest payments of $42,612, $58,064, and $33,989 in 2012, 2013-2014 and 2015-2016, respectively. The projected interest rates for our swapped portion of our outstanding borrowings are our fixed rates under our interest rate swaps (see Note 2 to the Consolidated Financial Statements) plus our current credit spread of 2.00%. The projected interest rate for our unswapped portion of our outstanding borrowings is the three-year swap rate at July 29, 2011 of 1.23% plus our current credit spread. Based on having $318,750 outstanding borrowings under our 2011 Revolving Credit Facility at July 29, 2011 and our current unused commitment fee as defined in the 2011 Credit Facility, our unused commitment fees in 2012 would be $461; however, the actual amount will differ based on actual usage of the 2011 Revolving Credit Facility in 2012.*

(c) *The note payable consists of a five-year note with a vendor in the original principal amount of $507 and represents the financing of prepaid maintenance for telecommunications equipment. The note payable is payable in monthly installments of principal and interest of $9 through October 16, 2013 and bears interest at 2.88%. Principal and interest payments for the note payable are included in the contractual cash obligations and commitments table above.*

(d) *Includes base lease terms and certain optional renewal periods, for which at the inception of the lease, it is reasonably assured that we will exercise.*

(e) *Purchase obligations consist of purchase orders for food and retail merchandise; purchase orders for capital expenditures, supplies, other operating needs and other services; and commitments under contracts for maintenance needs and other services. We have excluded contracts that do not contain minimum purchase obligations. We excluded long-term agreements for services and operating needs that can be cancelled within 60 days without penalty. We included long-term agreements and certain retail purchase orders for services and operating needs that can be cancelled with more than 60 days notice without penalty only through the term of the notice. We included long-term agreements for services and operating needs that only can be cancelled in the event of an uncured material breach or with a penalty through the entire term of the contract. Because of the uncertainties of seasonal demands and promotional calendar changes, our best estimate of usage for food, supplies and other operating needs and services is ratably over either the notice period or the remaining life of the contract, as applicable, unless we had better information available at the time related to each contract.*

(f) *Other long-term obligations include our Non-Qualified Savings Plan ($29,665, with a corresponding long-term asset to fund the liability; see Note 12 to the Consolidated Financial Statements), Deferred Compensation Plan ($4,453), FY2009, FY2010 and FY2011 Long-Term Retention Incentive Plans ($1,779), FY2011 District Manager Long-Term Performance Plan ($430) and FY2010 and FY2011 Long-Term Performance Plans ($9,198).*

(g) *Consists solely of guarantees associated with properties that have been assigned. We are not aware of any non-performance under these arrangements that would result in us having to perform in accordance with the terms of those guarantees.*

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk, such as changes in interest rates and commodity prices. We do not hold or use derivative financial instruments for trading purposes.

Interest Rate Risk. We have interest rate risk relative to our outstanding borrowings under our 2011 Credit Facility. At July 29, 2011, our outstanding borrowings under our 2011 Credit Facility totaled $550,000 (see Note 5 to our Consolidated Financial Statements). Loans under the 2011 Credit Facility bear interest, at our election, either at the prime rate or LIBOR plus a percentage point spread based on certain specified financial ratios. Our policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 5, 6 and 10 to our Consolidated Financial Statements). To manage this risk in a cost efficient manner, we have entered into interest rate swaps. In 2006, we entered into an interest rate swap with a fixed rate of 5.57% plus our credit spread; this interest rate swap expires in May 2013. During 2011, we entered into three additional interest rate swaps with an effective date of May 2013. Additionally, on September 19, 2011, we entered into two additional swaps with an effective date of May 2013. At July 29, 2011, our outstanding borrowings were swapped at a rate of 7.57%. See Notes 2 and 6 to our Consolidated Financial Statements for further discussion of our interest rate swaps.

Commodity Price Risk. Many of the food products that we purchase are affected by commodity pricing and are, therefore, subject to price volatility caused by market conditions, weather, production problems, delivery difficulties and other factors which are outside our control and which are generally unpredictable. Four food categories (dairy (including eggs), beef, poultry and pork) account for the largest shares of our food purchases at approximately 13%, 11%, 11% and 11%, respectively. Other categories affected by the commodities markets, such as grains and seafood, may each account for as much as 7% of our food purchases. While we have some of our food items prepared to our specifications, our food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by us, we believe that there are sufficient other quality suppliers in the marketplace that our sources of supply can be replaced as necessary to allow us to avoid any material adverse effects that could be caused by such unavailability. We also recognize, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time. Changes in commodity prices would affect us and our competitors generally, and depending on the terms and duration of supply contracts, sometimes simultaneously. We enter into contracts for certain of our products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, we believe we will be able to pass through some or much of the increased commodity costs by adjusting our menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Fair Value Measurement and Disclosure Requirements

In May 2011, the Financial Accounting Standards Board ("FASB") issued amended accounting guidance which provides additional guidance on how to determine fair value under existing standards and expands existing disclosure requirements on a prospective basis. The guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We do not expect that the adoption of this accounting guidance in the third quarter of 2012 will have a significant impact on our consolidated financial statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued amended accounting guidance which requires companies to present total comprehensive income and its components and the components of net income in either a single continuous statement of comprehensive income or in two consecutive statements reporting net income and comprehensive income. This requirement eliminates the option to present components of comprehensive income as part of the statement of changes in shareholders' equity. This guidance affects only the presentation of comprehensive income and does not change the components of comprehensive income. This guidance is effective for fiscal years beginning after December 15, 2011 on a retrospective basis. We do not expect that the adoption of this accounting guidance in the first quarter of 2013 will have a significant impact on our consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

We prepare our Consolidated Financial Statements in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our estimates and judgments on historical experience, current trends, outside advice from parties believed to be experts in such matters and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. However, because future events and their effects cannot be determined with certainty, actual results could differ from those assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Critical accounting estimates are those that:

- management believes are most important to the accurate portrayal of both our financial condition and operating results and
- require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We consider the following accounting estimates to be most critical in understanding the judgments that are involved in preparing our Consolidated Financial Statements:

- Impairment of Long-Lived Assets and Provision for Asset Dispositions
- Insurance Reserves
- Retail Inventory Valuation
- Tax Provision
- Share-Based Compensation
- Unredeemed Gift Cards
- Legal Proceedings

Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Impairment of Long-Lived Assets and Provision for Asset Dispositions

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total expected future cash flows are less than the carrying amount of the asset, the carrying value is written down, for an asset to be held and used, to the estimated fair value or, for an asset to be disposed of, to the fair value, net of estimated costs of disposal. Any loss resulting from impairment is recognized by a charge to income. Judgments and estimates that we make related to the expected useful lives of long-lived assets and future cash flows are affected by factors such as changes in economic conditions and changes in operating performance. The accuracy of such provisions can vary materially from original estimates and management regularly monitors the adequacy of the provisions until final disposition occurs.

We have not made any material changes in our methodology for assessing impairments during the past three years and we do not believe that there is a reasonable likelihood that there will be a material change in the estimates or assumptions used by us to assess impairment on long-lived assets. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and fair values of long-lived assets, we may be exposed to losses that could be material.

In 2011, 2010 and 2009, we incurred impairment charges related to our stores. In 2011 and 2009, we also incurred impairment charges related to corporate properties. For a more detailed discussion of these costs see the sub-section entitled "Impairment and Store Dispositions, Net" under the section above entitled "Results of Operations" presented earlier in the MD&A.

Insurance Reserves

We self-insure a significant portion of our expected workers' compensation, general liability and health insurance programs. We purchase insurance for individual workers' compensation claims that exceed $250, $500 or $1,000 depending on the state in which the claim originates. We purchase insurance for individual general liability claims that exceed $500. Prior to January 1, 2009, we did not purchase such insurance for our group health program, but did limit our offered benefits for any individual (employee or dependents) in the program to not more than $1,000 lifetime, and, in certain cases, to not more than $100 in any given plan year. Beginning January 1, 2009, we split our group health program into two programs. The first program is fully insured and as such has no liability for unpaid claims. The second program is self-insured. For our calendar 2009 plan, benefits for any individual (employee or dependents) in the self-insured program were limited to not more than $1,000 lifetime, $100 in any given plan year and, in certain cases, to not more than $15 in any given plan year. For our calendar 2010 and 2011 plans, benefits for any individual (employee or dependents) in the self-insured program are limited to not more than $20 in any given plan year, and, in certain cases, to not more than $8 in any given year. We record a liability for the self-insured portion of our group health program for all unpaid claims based upon a loss development analysis derived from actual group health claims payment experience.

We record a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to us based upon an actuarially determined reserve as of the end of our third quarter and adjust it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. As such, we record the actuarially determined losses at the lower end of that range and discount them to present value using a risk-free interest rate based on actuarially projected timing of payments. We also monitor actual claims development, including incurrence or settlement of individual large claims during the interim period between actuarial studies as another means of estimating the adequacy of our reserves.

Our accounting policies regarding insurance reserves include certain actuarial assumptions and management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. We have not made any material changes in the accounting methodology used to establish our insurance reserves during the past three years and do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate the insurance reserves. However, changes in these actuarial assumptions or management judgments in the future may produce materially different amounts of expense that would be reported under these insurance programs.

Retail Inventory Valuation

Cost of goods sold includes the cost of retail merchandise sold at our stores utilizing the retail inventory method ("RIM"). Under RIM, the valuation of our retail inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of our inventories. Inherent in the RIM calculation are certain significant management judgments and estimates, including initial markons, markups, markdowns and shrinkage, which may significantly impact the gross margin calculation as well as the ending inventory valuation.

Inventory valuation provisions are included for retail inventory obsolescence and retail inventory shrinkage. Retail inventory is reviewed on a quarterly basis for obsolescence and adjusted as appropriate based on assumptions made by management and judgment regarding inventory aging and future promotional activities. Cost of goods sold includes an estimate of shrinkage that is adjusted upon physical inventory counts. Annual physical inventory counts are conducted throughout the third and fourth quarters based upon a cyclical inventory schedule. An estimate of shrinkage is recorded for the time period between physical inventory counts by using a three-year average of the physical inventories' results on a store-by-store basis.

We have not made any material changes in the methodologies, estimates or assumptions related to our merchandise inventories during the past three years and do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions in the future. However, actual obsolescence or shrinkage recorded may produce materially different amounts than we have estimated.

Tax Provision

We must make estimates of certain items that comprise our income tax provision. These estimates include effective state and local income tax rates, employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work credits, as well as estimates related to certain depreciation and capitalization policies. Our estimates are made based on current tax laws, the best available information at the time of the provision and historical experience.

We recognize (or derecognize) a tax position taken or expected to be taken in a tax return in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained (or not sustained) upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

We file our income tax returns many months after our year end. These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. We then must assess the likelihood of successful legal proceedings or reach a settlement with the relevant taxing authority. Although we believe that the judgments and estimates used in establishing our tax provision are reasonable, an unsuccessful legal proceeding or a settlement could result in material adjustments to our Consolidated Financial Statements and our consolidated financial position.

Share-Based Compensation

Share-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period or the date on which retirement is achieved, if shorter. If a share-based compensation award is modified after the grant date, incremental compensation expense is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. Incremental compensation expense for vested awards is recognized immediately. For unvested awards, the sum of the incremental compensation expense and the remaining unrecognized compensation expense for the original award on the modification date is recognized over the modified service period. Our policy is to recognize compensation expense for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Additionally, our policy is to issue new shares of common stock to satisfy exercises of share-based compensation awards.

The fair value of each option award granted was estimated on the date of grant using a binomial lattice-based option valuation model. This model incorporates the following ranges of assumptions:

- The expected volatility is a blend of implied volatility based on market-traded options on our stock and historical volatility of our stock over the contractual life of the options.
- We use historical data to estimate option exercise and employee termination behavior within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding.
- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.
- The expected dividend yield is based on our current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

The expected volatility, option exercise and termination assumptions involve management's best estimates at that time, all of which affect the fair value of the option calculated by the binomial lattice-based option valuation model and, ultimately, the expense that will be recognized over the life of the option. We update the historical and implied components of the expected volatility assumption when new grants are made. We update option exercise and termination assumptions annually. The expected life is a by-product of the lattice model and is updated when new grants are made.

Compensation expense is recognized for only the portion of options that are expected to vest. Therefore, an estimated forfeiture rate derived from historical employee termination behavior, grouped by job classification, is applied against share-based compensation expense. The forfeiture rate is applied on a straight-line basis over the service (vesting) period for each separately vesting portion of the award as if the award were, in-substance, multiple awards. We update the estimated forfeiture rate to actual at each reporting period and adjust compensation expense accordingly so that the amount of compensation expense recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

Generally, the fair value of each nonvested stock grant is equal to the market price of our stock at the date of grant reduced by the present value of expected dividends to be paid prior to the vesting period, discounted using an appropriate risk-free interest rate.

All of our nonvested stock grants are time vested except the nonvested stock grants of one executive that are based upon the achievement of strategic goals. Compensation expense for performance-based awards is recognized when it is probable that the performance criteria will be met. At each reporting period, we reassess the probability of achieving the performance targets and the performance period required to meet those targets. Determining whether the performance targets will be achieved involves judgment and the estimate of expense may be revised periodically based on the probability of achieving the performance targets. Revisions are reflected in the period in which the estimate is changed. If any performance goals are not met, no compensation expense is ultimately recognized and, to the extent previously recognized, compensation expense is reversed.

In 2011, we replaced certain stock option grants with performance-based stock units ("PBSUs") for our executives. Subject to the respective executive's continued employment, the PBSUs will vest at the end of the performance period, which consists of our 2011, 2012 and 2013 years. The number of PBSUs that will ultimately be earned and will, therefore, vest is based on a market condition, total shareholder return, which is defined as increases in our stock price plus dividends paid during the performance period. The target number of shares will be earned if there is no change in shareholder value during the performance period and the maximum number of shares that may be earned is 150% of target, or 93,450 shares. The probability of the actual shares expected to be earned is considered in the grant date valuation; therefore, the expense will not be adjusted to reflect the actual units earned. The vesting of the PBSUs is also subject to the achievement of a specified level of operating income during the performance period. If this performance goal is not met, no PBSUs will be awarded and to the extent previously recognized, compensation expense will be reversed.

The fair value of the PBSUs was determined using the Monte-Carlo simulation model, which simulates a range of possible future stock prices and estimates the probabilities of the potential payouts. This model incorporates several key assumptions that are similar to those used to value stock options, as discussed above; those inputs include expected volatility, risk-free rate of return and expected dividend yield. Additionally, the Monte-Carlo simulation model used the average prices for the 60-consecutive calendar days from July 1, 2010 to August 31, 2010.

We have not made any material changes in our estimates or assumptions used to determine share-based compensation during the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to determine share-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based compensation expense that could be material.

Unredeemed Gift Cards

Unredeemed gift cards represent liabilities related to unearned income and are recorded at their expected redemption value. No revenue is recognized in connection with the point-of-sale transaction when gift cards are sold. For those states that exempt gift cards from their escheat laws, we make estimates of the ultimate unredeemed ("breakage") gift cards in the period of the original sale and amortize this breakage over the redemption period that other gift cards historically have been redeemed by reducing the liability and recording revenue accordingly. For those states that do not exempt gift cards from their escheat laws, we record breakage in the period that gift cards are remitted to the state and reduce our liability accordingly. Any amounts remitted to states under escheat or similar laws reduce our deferred revenue liability and have no effect on revenue or expense while any amounts that we are permitted to retain are recorded as revenue. Changes in redemption behavior or management's judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported.

We have not made any material changes in the methodology used to record the deferred revenue liability for unredeemed gift cards during the past three years and do not believe there is a reasonable likelihood that there will be material changes in the future estimates or assumptions used to record this liability. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Legal Proceedings

We are parties to various legal and regulatory proceedings and claims incidental to our business. In the opinion of management, however, based upon information currently available, the ultimate liability with respect to these actions will not materially affect our consolidated results of operations or financial position. We review outstanding claims and proceedings internally and with external counsel as necessary to assess probability of loss and for the ability to estimate loss. These assessments are re-evaluated each quarter or as new information becomes available to determine whether a reserve should be established or if any existing reserve should be adjusted. The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded reserve. In addition, because it is not permissible under GAAP to establish a litigation reserve until the loss is both probable and estimable, in some cases there may be insufficient time to establish a reserve prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement).

Management's Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act). We maintain a system of internal controls that is designed to provide reasonable assurance in a cost-effective manner as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Corporate Governance Guidelines, our Financial Code of Ethics, and our Code of Business Conduct and Ethics, all of which may be viewed on our website. They set the tone for our organization and include factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures, which are reviewed, modified and improved as changes occur in business condition and operations. Neither our disclosure controls and procedures nor our internal controls, however, can or will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the benefits of controls relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. We have concluded that our internal control over financial reporting was effective as of July 29, 2011, based on these criteria.

In addition, Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, which is included herein.



Sandra B. Cochran
President and Chief Executive Officer



Lawrence E. Hyatt
Senior Vice President and Chief Financial Officer

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cracker Barrel Old Country Store, Inc.

Lebanon, Tennessee

We have audited the accompanying consolidated balance sheets of Cracker Barrel Old Country Store, Inc. and subsidiaries (the "Company") as of July 29, 2011 and July 30, 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended July 29, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cracker Barrel Old Country Store, Inc. and subsidiaries as of July 29, 2011 and July 30, 2010, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 29, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of July 29, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 27, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Nashville, Tennessee
September 27, 2011

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cracker Barrel Old Country Store, Inc.

Lebanon, Tennessee

We have audited the internal control over financial reporting of Cracker Barrel Old Country Store, Inc. and subsidiaries (the "Company") as of July 29, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 29, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended July 29, 2011, and our report dated September 27, 2011, expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Nashville, Tennessee
September 27, 2011

Consolidated Balance Sheets

	(In thousands except share data)	
	July 29, 2011	July 30, 2010
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 52,274	$ 47,700
Property held for sale	950	—
Accounts receivable	12,279	13,530
Income taxes receivable	7,898	—
Inventories	141,547	144,079
Prepaid expenses and other current assets	9,000	8,609
Deferred income taxes	21,967	22,341
Total current assets	245,915	236,259
Property and Equipment:		
Land	288,779	287,591
Buildings and improvements	712,451	698,396
Buildings under capital leases	3,289	3,289
Restaurant and other equipment	435,960	410,411
Leasehold improvements	222,496	210,326
Construction in progress	10,898	11,532
Total	1,673,873	1,621,545
Less: Accumulated depreciation and amortization of capital leases	664,709	617,442
Property and equipment – net	1,009,164	1,004,103
Other assets	55,805	51,705
Total	$1,310,884	$1,292,067
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 99,679	$ 116,218
Current maturities of long-term debt and other long-term obligations	123	6,765
Taxes withheld and accrued	32,335	32,987
Income taxes payable	—	7,624
Accrued employee compensation	49,194	59,874
Accrued employee benefits	29,247	30,937
Deferred revenues	32,630	27,544
Accrued interest expense	7,857	10,535
Other accrued expenses	16,038	17,064
Total current liabilities	267,103	309,548
Long-term debt	550,143	573,744
Interest rate swap liability	51,604	66,281
Other long-term obligations	105,661	93,822
Deferred income taxes	68,339	57,055
Commitments and Contingencies (Notes 10 and 16)		
Shareholders' Equity:		
Preferred stock – 100,000,000 shares of $.01 par value authorized; no shares issued	—	—
Common stock – 400,000,000 shares of $.01 par value authorized; 2011 – 22,840,974 shares issued and outstanding; 2010 – 22,732,781 shares issued and outstanding	228	228
Additional paid-in capital	7,081	6,200
Accumulated other comprehensive loss	(38,032)	(48,849)
Retained earnings	298,757	234,038
Total shareholders' equity	268,034	191,617
Total	$1,310,884	$1,292,067

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

(In thousands except share data)

	(In thousands except share data) Fiscal years ended		
	July 29, 2011	July 30, 2010	July 31, 2009
Total revenue	$ 2,434,435	$ 2,404,515	$ 2,367,285
Cost of goods sold	772,471	745,818	764,909
Gross profit	1,661,964	1,658,697	1,602,376
Labor and other related expenses	904,229	908,211	916,256
Other store operating expenses	451,957	437,136	421,594
Store operating income	305,778	313,350	264,526
General and administrative expenses	139,222	145,882	120,199
Impairment and store dispositions, net	(625)	2,800	2,088
Operating income	167,181	164,668	142,239
Interest expense	51,490	48,959	52,177
Income before income taxes	115,691	115,709	90,062
Provision for income taxes	30,483	30,451	24,105
Income from continuing operations	85,208	85,258	65,957
Loss from discontinued operations, net of tax	—	—	(31)
Net income	$ 85,208	$ 85,258	$ 65,926
Basic net income per share:			
Income from continuing operations	$ 3.70	$ 3.71	$ 2.94
Loss from discontinued operations, net of tax	—	—	—
Net income per share	$ 3.70	$ 3.71	$ 2.94
Diluted net income per share:			
Income from continuing operations	$ 3.61	$ 3.62	$ 2.89
Loss from discontinued operations, net of tax	—	—	—
Net income per share	$ 3.61	$ 3.62	$ 2.89
Basic weighted average shares outstanding	22,998,200	23,007,856	22,458,971
Diluted weighted average shares outstanding	23,634,675	23,579,752	22,787,633

See Notes to Consolidated Financial Statements.

Consolidated Statements Of Changes in Shareholders' Equity

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
	Shares	Amount				
Balances at August 1, 2008	22,325,341	$223	$ 731	$(27,653)	$119,450	$ 92,751
Comprehensive Income:						
Net income	—	—	—	—	65,926	65,926
Change in fair value of interest rate swap, net of tax benefit of $4,445 (See Note 6)	—	—	—	(17,169)	—	(17,169)
Total comprehensive income	—	—	—	(17,169)	65,926	48,757
Cash dividends declared – $.80 per share	—	—	—	—	(18,131)	(18,131)
Share-based compensation	—	—	6,946	—	—	6,946
Exercise of share-based compensation awards	397,344	4	4,358	—	—	4,362
Tax benefit realized upon exercise of share-based compensation awards	—	—	937	—	—	937
Balances at July 31, 2009	22,722,685	227	12,972	(44,822)	167,245	135,622
Comprehensive Income:						
Net income	—	—	—	—	85,258	85,258
Change in fair value of interest rate swap, net of tax benefit of $1,022 (See Note 6)	—	—	—	(4,027)	—	(4,027)
Total comprehensive income	—	—	—	(4,027)	85,258	81,231
Cash dividends declared – $.80 per share	—	—	—	—	(18,465)	(18,465)
Share-based compensation	—	—	13,193	—	—	13,193
Exercise of share-based compensation awards	1,362,096	14	37,446	—	—	37,460
Tax benefit realized upon exercise of share-based compensation awards	—	—	5,063	—	—	5,063
Purchases and retirement of common stock	(1,352,000)	(13)	(62,474)	—	—	(62,487)
Balances at July 30, 2010	22,732,781	228	6,200	(48,849)	234,038	191,617
Comprehensive Income:						
Net income	—	—	—	—	85,208	85,208
Change in fair value of interest rate swaps, net of tax expense of $3,860 (See Note 6)	—	—	—	10,817	—	10,817
Total comprehensive income	—	—	—	10,817	85,208	96,025
Cash dividends declared – $.88 per share	—	—	—	—	(20,489)	(20,489)
Share-based compensation	—	—	9,796	—	—	9,796
Exercise of share-based compensation awards	784,793	7	20,533	—	—	20,540
Tax benefit realized upon exercise of share-based compensation awards	—	—	4,108	—	—	4,108
Purchases and retirement of common stock	(676,600)	(7)	(33,556)	—	—	(33,563)
Balances at July 29, 2011	22,840,974	$228	$ 7,081	$(38,032)	$298,757	$268,034

See Notes to Consolidated Financial Statements.

CRACKER BARREL OLD COUNTRY STORE, INC.

Consolidated Statements Of Cash Flows

	(In thousands) Fiscal years ended		
	July 29, 2011	July 30, 2010	July 31, 2009
Cash flows from operating activities:			
Net income	$ 85,208	$ 85,258	$ 65,926
Loss from discontinued operations, net of tax	—	—	31
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	62,788	61,024	59,286
(Gain) loss on disposition of property and equipment	(1,418)	4,697	4,421
Impairment	3,219	2,672	2,088
Share-based compensation	9,796	13,193	6,946
Excess tax benefit from share-based compensation	(4,108)	(5,063)	(937)
Changes in assets and liabilities:			
Accounts receivable	1,251	(800)	754
Income taxes receivable	(7,898)	4,078	3,794
Inventories	2,532	(6,655)	18,530
Prepaid expenses and other current assets	(391)	584	1,788
Other assets	(803)	(5,642)	2,009
Accounts payable	(16,539)	24,050	(1,021)
Taxes withheld and accrued	(652)	906	2,622
Income taxes payable	(3,516)	12,687	—
Accrued employee compensation	(10,680)	9,880	3,809
Accrued employee benefits	(1,690)	(1,696)	(1,608)
Deferred revenues	5,086	5,016	(90)
Accrued interest expense	(2,678)	156	(2,106)
Other accrued expenses	(1,669)	(613)	(672)
Other long-term obligations	12,576	5,002	(1,953)
Deferred income taxes	7,798	3,372	554
Net cash provided by operating activities of continuing operations	138,212	212,106	164,171
Cash flows from investing activities:			
Purchase of property and equipment	(77,962)	(70,132)	(68,104)
Proceeds from insurance recoveries of property and equipment	276	241	262
Proceeds from sale of property and equipment	8,197	265	58,755
Net cash used in investing activities of continuing operations	(69,489)	(69,626)	(9,087)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	687,000	349,600	620,200
Proceeds from exercise of share-based compensation awards	20,540	37,460	4,362
Principal payments under long-term debt and other long-term obligations	(717,263)	(414,572)	(762,530)
Purchases and retirement of common stock	(33,563)	(62,487)	—
Deferred financing costs	(5,125)	(2,908)	(768)
Dividends on common stock	(19,846)	(18,545)	(17,607)
Excess tax benefit from share-based compensation	4,108	5,063	937
Net cash used in financing activities of continuing operations	(64,149)	(106,389)	(155,406)
Cash flows from discontinued operations:			
Net cash used in operating activities of discontinued operations	—	—	(47)
Net cash used in discontinued operations	—	—	(47)
Net increase (decrease) in cash and cash equivalents	4,574	36,091	(369)
Cash and cash equivalents, beginning of year	47,700	11,609	11,978
Cash and cash equivalents, end of year	$ 52,274	$ 47,700	$ 11,609
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest, excluding interest rate swap payments, net of amounts capitalized	$ 15,946	$ 14,598	$ 32,344
Interest rate swaps	30,355	30,722	19,469
Income taxes	32,248	20,673	23,782
Supplemental schedule of non-cash financing activity:			
Change in fair value of interest rate swaps	$ 14,677	$ (5,049)	$ (21,614)
Change in deferred tax asset for interest rate swaps	(3,860)	1,022	4,445

See Notes to Consolidated Financial Statements.

(In thousands except share data)

1 DESCRIPTION OF THE BUSINESS

Cracker Barrel Old Country Store, Inc. and its affiliates (collectively, in the Notes, the "Company") are principally engaged in the operation and development in the United States of the Cracker Barrel Old Country Store® ("Cracker Barrel") restaurant and retail concept.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GAAP – The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

Fiscal year – The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise. References in these Notes to a year or quarter are to the Company's fiscal year or quarter unless noted otherwise.

Principles of consolidation – The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.

Fair value measurements – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, a three level hierarchy for inputs is used. These levels are:

- **Level 1** – quoted prices (unadjusted) for an identical asset or liability in an active market.
- **Level 2** – quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.
- **Level 3** – unobservable and significant to the fair value measurement of the asset or liability.

The fair values of cash equivalents and deferred compensation plan assets (included in other assets) are based on quoted market prices. The fair values of accounts receivable and accounts payable at July 29, 2011 and July 30, 2010, approximate their carrying amounts because of their short duration. The fair value of the Company's variable rate debt, based on quoted market prices, totaled approximately $550,000 and $566,510 on July 29, 2011 and July 30, 2010, respectively. The estimated fair value of the Company's interest rate swaps is the present value of the expected cash flows, which is calculated by using the replacement fixed rate in the then-current market, and incorporates the Company's non-performance risk. See Note 3 for additional information on the Company's fair value measurements.

Cash and cash equivalents – The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property held for sale – Property held for sale consists of real estate properties that the Company expects to sell within one year and is reported at the lower of carrying amount or fair value less costs to sell. At July 29, 2011, property held for sale consisted of office space.

Accounts receivable – Accounts receivable, net of the allowance for doubtful accounts, represents their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Accounts receivable are written off when they are deemed uncollectible.

Inventories – Inventories are stated at the lower of cost or market. Cost of restaurant inventory is determined by the first-in, first-out ("FIFO") method. Retail inventories are valued using the retail inventory method ("RIM") except at the retail distribution center which uses average cost. In 2011, due to lower inventory levels at the Company's retail distribution center as compared to prior years, approximately 80% of retail inventories are valued using RIM and the remaining 20% are valued using an average cost method. In 2010, approximately 70% of retail inventories are valued using RIM and the remaining 30% are valued using an average cost method. Valuation provisions are included for retail inventory obsolescence, retail inventory shrinkage, returns and amortization of certain items.

Cost of goods sold includes an estimate of retail inventory shrinkage that is adjusted upon physical inventory counts. Annual physical inventory counts are conducted throughout the third and fourth quarters based upon a cyclical inventory schedule. An estimate of shrinkage is recorded for the time period between physical inventory counts by using a three-year average of the physical inventories' results on a store-by-store basis.

Property and equipment – Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

	Years
Buildings and improvements	30-45
Buildings under capital leases	15-25
Restaurant and other equipment	2-10
Leasehold improvements	1-35

Accelerated depreciation methods are generally used for income tax purposes.

Total depreciation expense was $61,677, $59,930 and $57,706 for 2011, 2010 and 2009, respectively. Depreciation expense related to store operations was $56,985, $56,402 and $53,745 for 2011, 2010 and 2009, respectively, and is included in other store operating expenses in the Consolidated Statements of Income.

Capitalized interest was $350, $215 and $445 for 2011, 2010 and 2009, respectively.

Gain or loss is recognized upon disposal of property and equipment. The asset and related accumulated depreciation and amortization amounts are removed from the accounts.

Maintenance and repairs, including the replacement of minor items, are charged to expense and major additions to property and equipment are capitalized.

Impairment of long-lived assets – The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total expected future cash flows are less than the carrying value of the asset, the carrying value is written down, for an asset to be held and used, to the estimated fair value or, for an asset to be disposed of, to the fair value, net of estimated costs of disposal. Any loss resulting from impairment is recognized by a charge to income. Judgments and estimates made by the Company related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. The accuracy of such provisions can vary materially from original estimates and management regularly monitors the adequacy of the provisions until final disposition occurs. See Notes 3 and 9 for additional information on the Company's impairment of long-lived assets.

Derivative instruments and hedging activities – The Company is exposed to market risk, such as changes in interest rates and commodity prices. The Company has interest rate risk relative to its outstanding borrowings, which bear interest at the Company's election either at the prime rate or LIBOR plus a percentage point spread based on certain specified financial ratios under its credit facility (see Note 5). The Company's policy has been to manage interest cost using a mix of fixed and variable rate debt. To manage this risk in a cost efficient manner, the Company uses derivative instruments, specifically interest rate swaps.

On May 4, 2006, the Company entered into an interest rate swap (the "2006 swap") in which it agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. The swapped portion of the outstanding debt or notional amount of the 2006 interest rate swap is as follows:

From August 3, 2006 to May 2, 2007	$525,000
From May 3, 2007 to May 5, 2008	650,000
From May 6, 2008 to May 4, 2009	625,000
From May 5, 2009 to May 3, 2010	600,000
From May 4, 2010 to May 2, 2011	575,000
From May 3, 2011 to May 2, 2012	550,000
From May 3, 2012 to May 3, 2013	525,000

The 2006 swap was accounted for as a cash flow hedge and expires in May 2013. The rate on the portion of the Company's outstanding debt covered by the 2006 swap is fixed at a rate of 5.57% plus the Company's credit spread over the 7-year life of the 2006 swap. The Company's weighted average credit spreads at July 29, 2011 and July 30, 2010 were 2.00% and 1.90%, respectively.

On August 10, 2010, the Company entered into a second interest rate swap (the "2010 swap") in which it agreed to exchange with a counterparty, effective May 3, 2013, the difference between fixed and variable interest amounts calculated by reference to the notional principal amount of

$200,000. This interest rate swap was also accounted for as a cash flow hedge. The rate on the portion of the Company's outstanding debt covered by the 2010 swap will be fixed at a rate of 2.73% plus the Company's credit spread over the 2-year life of the 2010 swap.

On July 25, 2011, the Company entered into two additional interest rate swaps; one with a 2-year life (the "2011 2-year swap") and one with a 3-year life (the "2011 3-year swap"). For both of these interest rate swaps, the Company agreed to exchange with counterparties, effective May 3, 2013, the difference between fixed and variable interest amounts calculated by reference to the notional principal amount of $50,000 for each interest rate swap. These interest rate swaps were also accounted for as cash flow hedges. The rates on the portion of the Company's outstanding debt covered by the 2011 2-year swap and 2011 3-year swap will be fixed at 2.00% and 2.45%, respectively, plus the Company's credit spreads over the respective lives of the interest rate swaps.

Additionally, on September 19, 2011, the Company entered into two interest rate swaps. For both of these interest rate swaps, the Company agreed to exchange with counterparties, effective May 3, 2013, the difference between fixed and variable interest amounts calculated by reference to the notional principal amount of $25,000 for each interest rate swap. These interest rate swaps were also accounted for as cash flow hedges. The rate on the portion of the Company's outstanding debt covered by these swaps will be fixed at a rate of 1.05% plus the Company's credit spread over the 2-year life of each swap.

Companies may elect whether or not to offset related assets and liabilities and report the net amount on their financial statements if the right of setoff exists. Under a master netting agreement, the Company has the legal right to offset the amounts owed to the Company against amounts owed by the Company under a derivative instrument that exists between the Company and a counterparty.

When the Company is engaged in more than one outstanding derivative transaction with the same counterparty and also has a legally enforceable master netting agreement with that counterparty, its credit risk exposure is based on the net exposure under the master netting agreement. If, on a net basis, the Company owes the counterparty, the Company regards its credit exposure to the counterparty as being zero.

The Company does not hold or use derivative instruments for trading purposes. The Company also does not have any derivatives not designated as hedging instruments and has not designated any non-derivatives as hedging instruments. See Note 6 for additional information on the Company's derivative and hedging activities.

Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by market conditions, weather, production problems, delivery difficulties and other factors that are outside the control of the Company and generally are unpredictable. Changes in commodity prices affect the Company and its competitors generally and, depending on terms and duration of supply contracts, sometimes simultaneously. In many cases, the Company believes it will be able to pass through some or much of increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances or judgments about consumer acceptance of price increases may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins for the Company.

Comprehensive income – Comprehensive income includes net income and the effective unrealized portion of the changes in the fair value of the Company's interest rate swaps.

Segment reporting – Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria, the Company manages its business on the basis of one reportable operating segment (see Note 8).

Revenue recognition – The Company records revenue from the sale of products as they are sold. The Company provides for estimated returns based on return history and sales levels. The Company's policy is to present sales in the Consolidated Statements of Income on a net presentation basis after deducting sales tax.

Unredeemed gift cards and certificates – Unredeemed gift cards and certificates represent a liability of the Company related to unearned income and are recorded at their expected redemption value. No revenue is recognized in connection with the point-of-sale transaction when gift cards or gift certificates are sold. For those states that exempt gift cards and certificates from their escheat laws, the Company makes estimates of the ultimate unredeemed ("breakage") gift cards and certificates in the period of the original sale and amortizes this breakage over the redemption period that other gift cards and certificates historically have been redeemed by reducing its liability and recording revenue accordingly. For those states that do not exempt gift cards and certificates from their escheat laws, the Company records breakage in the period that gift cards and certificates are remitted to the state and reduces its liability accordingly. Any amounts remitted to states under escheat or similar laws reduce the Company's deferred revenue liability and have no effect on revenue or expense while any amounts that the Company is permitted to retain are recorded as revenue. Changes in redemption behavior or management's judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported.

Insurance – The Company self-insures a significant portion of its workers' compensation, general liability and health insurance programs. The Company purchases insurance for individual workers' compensation claims that exceed $250, $500 or $1,000 depending on the state in which the claim originates. The Company purchases insurance for individual general liability claims that exceed $500. Prior to January 1, 2009, the Company did not purchase such insurance for its group health program, but did limit its offered benefits for any individual (employee or dependents) in the program to not more than $1,000 lifetime, and, in certain cases, to not more than $100 in any given plan year. Beginning January 1, 2009, the Company split its group health program into two programs. The first program is fully insured and as such has no liability for unpaid claims. The second program is self-insured. For the Company's calendar 2009 plan, benefits for any individual (employee or dependents) in the self-insured program were limited to not more than $1,000 lifetime, $100 in any given plan year and, in certain cases, to not more than $15 in any given plan year. For the Company's calendar 2010 and 2011 plans, benefits for any individual (employee or dependents) in the self-insured program are limited to not more than $20 in any given year, and, in certain cases, to not more than $8 in given year. The Company records a liability for the self-insured portion of its group health program for all unpaid claims based upon a loss development analysis derived from actual group health claims payment experience.

The Company records a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company based upon an actuarially determined reserve as of the end of the Company's third quarter and adjusts it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. As such, the Company records the losses at the lower end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense.

Store pre-opening costs – Start-up costs of a new store are expensed when incurred, with the exception of rent expense under operating leases, in which the straight-line rent includes the pre-opening period during construction, as explained further under the "Leases" section in this Note.

Leases – The Company's leases are classified as either capital or operating leases. The Company has ground leases and office space leases that are recorded as operating leases. A majority of the Company's lease agreements provide renewal options and some of these options contain rent escalation clauses. Additionally, some of the leases have rent holiday and contingent rent provisions. During rent holiday periods, which include the pre-opening period during construction, the Company has possession of and access to the property, but is not obligated to, and normally does not, make rent payments. Contingent rent is determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability and corresponding rent expense when it is probable sales have been achieved in amounts in excess of the specified levels.

The liabilities under these leases are recognized on the straight-line basis over the shorter of the useful life, with a maximum of 35 years, or the related lease life. The Company uses a lease life that generally begins on the date that the Company becomes legally obligated under the lease, including the rent holiday periods, and generally extends through certain renewal periods that can be exercised at the Company's option, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options. This lease period is consistent with the period over which leasehold improvements are amortized. The same lease life is used for reporting future minimum lease commitments as is used for the straight-line rent calculation.

The Company also leases its advertising billboards which are recorded as operating leases.

Advertising – The Company expenses the costs of producing advertising the first time the advertising takes place. Other advertising costs are expensed as incurred. Advertising expense was $48,889, $45,239 and $42,371 for 2011, 2010 and 2009, respectively.

Share-based compensation – Share-based compensation is recorded in general and administrative expenses in the Consolidated Statements of Income. Share-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period or to the date on which retirement eligibility is achieved, if shorter. If a share-based compensation award is modified after the grant date, incremental compensation expense is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. Incremental compensation expense for vested awards is recognized immediately. For unvested awards, the sum of the incremental compensation expense and the remaining unrecognized compensation expense for the original award on the modification date is recognized over the modified service period. The Company's policy is to recognize compensation expense for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Additionally, the Company's policy is to issue new shares of common stock to satisfy exercises of share-based compensation awards.

At July 29, 2011, the Company has one active compensation plan for employees and non-employee directors which authorizes the granting of stock options, nonvested stock and other types of awards consistent with the purpose of the plan; the Company also has stock options and nonvested stock outstanding under four other compensation plans in which no future grants may be made (see Note 11). At July 29, 2011, the number of shares authorized for future issuance under the Company's active plan is 1,420,843.

Stock options are granted with an exercise price equal to the market price of the Company's stock on the grant date; those option awards generally vest at a cumulative rate of 33% per year beginning on the first anniversary of the grant date and expire ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using a binomial lattice-based option valuation model, which incorporates ranges of assumptions for inputs as shown in the following table. The assumptions are as follows:

- The expected volatility is a blend of implied volatility based on market-traded options on the Company's common stock and historical volatility of the Company's stock over the contractual life of the options.
- The Company uses historical data to estimate option exercise and employee termination behavior within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding.
- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.
- The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

	Year Ended		
	July 29, 2011	July 30, 2010	July 31, 2009
Dividend yield range	1.7%	2.5%	2.59% - 5.35%
Expected volatility	40%	47%	43% - 61%
Risk-free interest rate range	0.3% - 4.6%	0.4% - 5.1%	0.5% - 5.4%
Expected term (in years)	6.6*	6.8	6.7 - 6.9

** Stock options granted in 2011 were defeased and replaced with performance-based stock units ("PBSUs") (see Note 11).*

In 2011, the Company began granting PBSUs. The number of PBSUs that will ultimately be earned and will vest is based on total shareholder return, which is defined as increases in the Company's stock price plus dividends paid during the performance period. The probability of the actual shares expected to be earned is considered in the grant date valuation; therefore, the expense will not be adjusted to reflect the actual units earned. The vesting of the PBSUs is also subject to the achievement of a specified level of operating income during the performance period. If this performance goal is not met, no PBSUs will be awarded and no compensation expense will be recorded.

The fair value of the PBSUs is determined using the Monte-Carlo simulation model, which simulates a range of possible future stock prices and estimates the probabilities of the potential payouts. This model incorporates several key assumptions that are similar to those used to value stock options. Those inputs include expected volatility, risk-free rate of return and expected dividend yield and are included in the following table. Additionally, for the PBSU's granted in 2011, the Monte-Carlo simulation model used the average prices for the 60-consecutive calendar days from July 1, 2010 to August 31, 2010.

	Year Ended July 29, 2011
Dividend yield range	1.6%
Expected volatility	43%
Risk-free interest rate	0.8%

Nonvested stock grants consist of the Company's common stock and generally vest over 2-5 years. All nonvested stock grants are time vested except the nonvested stock grants of one executive that are based upon the achievement of strategic goals. If any performance goals are not met, no compensation expense is ultimately recognized and, to the extent previously recognized, compensation expense is reversed.

Generally, the fair value of each nonvested stock grant is equal to the market price of the Company's stock at the date of grant reduced by the present value of expected dividends to be paid prior to the vesting period, discounted using an appropriate risk-free interest rate. Certain nonvested stock grants accrue dividends and their fair value is equal to the market price of the Company's stock at the date of the grant. Dividends are forfeited for any nonvested stock awards that do not vest.

Income taxes – The Company's provision for income taxes includes employer tax credits for FICA taxes paid on employee tip income and other employer tax credits are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recognizes (or derecognizes) a tax position taken or expected to be taken in a tax return in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained (or not sustained) upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company recognizes, net of tax, interest and estimated penalties related to uncertain tax positions in its provision for income taxes. See Note 14 for additional information regarding income taxes.

Discontinued operations – The Company classifies the results of operations of a closed store as a discontinued operation when the operations and cash flows of the store have been or will be eliminated from ongoing operations, the Company no longer has any significant continuing involvement in the operations associated with the store after closure and the results are material to the Company's consolidated financial position, results of operations or cash flows. In determining whether the cash flows have been or will be eliminated from operations, the Company considers the proximity of the closed store to any remaining open stores in the geographic area to evaluate whether the Company will retain the closed store's customers at another store in the same market. Unless considered immaterial, if the Company determines that it has exited the market, then the closed store will be classified as a discontinued operation. No closed stores were classified as discontinued operations in 2011, 2010 and 2009. In 2009, certain expenses related to the 2007 sale of Logan's Roadhouse, Inc. were reported in discontinued operations.

Net income per share – Basic consolidated net income per share is computed by dividing consolidated net income to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock and is based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares related to stock options and nonvested stock and stock awards issued by the Company are calculated using the treasury stock method. Outstanding employee and director stock options and nonvested stock and stock awards issued by the Company represent the only dilutive effects on diluted consolidated net income per share. See Note 15.

Use of estimates – Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods to prepare these Consolidated Financial Statements in conformity with GAAP. Management believes that such estimates have been based on reasonable and supportable assumptions and that the resulting estimates are reasonable for use in the preparation of the Consolidated Financial Statements. Actual results, however, could differ from those estimates.

Reclassifications

The Company has reclassified certain prior period amounts in its Consolidated Statements of Income in order to conform to the current period presentation in which impairment and store dispositions are not included in store operating income. The Company made this change in the third quarter of 2011. The Company believes that the current period presentation of store operating income more appropriately reflects the results of its ongoing store operations. These reclassifications had no effect on operating income or net income.

The following table presents the effect of these reclassifications on store operating income at:

	2010	2009
Store operating income as previously reported	$310,550	$262,438
Impairment and store dispositions, net	2,800	2,088
Store operating income as currently reported	$313,350	$264,526

The following table presents the effect of these reclassifications on store operating income for the quarters ended October 29, 2010 ("1st Quarter 2011") and January 28, 2011 ("2nd Quarter 2011"):

	1st Quarter 2011	2nd Quarter 2011
Store operating income as previously reported	$82,292	$85,540
Impairment and store dispositions, net	83	1
Store operating income as currently reported	$82,375	$85,541

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Fair Value Measurement and Disclosure Requirements

In May 2011, the Financial Accounting Standards Board ("FASB") issued amended accounting guidance which provides additional guidance on how to determine fair value under existing standards and expands existing disclosure requirements on a prospective basis. The guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The Company does not expect that the adoption of this accounting guidance in the third quarter of 2012 will have a significant impact on its Consolidated Financial Statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued amended accounting guidance which requires companies to present total comprehensive income and its components and the components of net income in either a single continuous statement of comprehensive income or in two consecutive statements reporting net income and comprehensive income. This requirement eliminates the option to present components of comprehensive income as part of the statement of changes in shareholders' equity. This guidance affects only the presentation of comprehensive income and does not change the components of comprehensive income. This guidance is effective for fiscal years beginning after December 15, 2011 on a retrospective basis. The Company does not expect that the adoption of this accounting guidance in the first quarter of 2013 will have a significant impact on its Consolidated Financial Statements.

3 FAIR VALUE MEASUREMENTS

The Company's assets and liabilities measured at fair value on a recurring basis at July 29, 2011 were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of July 29, 2011
Cash equivalents*	$29,548	$ —	$ —	$29,548
Deferred compensation plan assets**	29,665	—	—	29,665
Total assets at fair value	$59,213	$ —	$ —	$59,213
Interest rate swap liability (see Note 6)	$ —	$51,604	$ —	$51,604
Total liabilities at fair value	$ —	$51,604	$ —	$51,604

The Company's assets and liabilities measured at fair value on a recurring basis at July 30, 2010 were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of July 30, 2010
Cash equivalents*	$35,250	$ —	$ —	$35,250
Deferred compensation plan assets**	25,935	—	—	25,935
Total assets at fair value	$61,185	$ —	$ —	$61,185
Interest rate swap liability (see Note 6)	$ —	$66,281	$ —	$66,281
Total liabilities at fair value	$ —	$66,281	$ —	$66,281

* *Consists of money market fund investments.*

** *Represents plan assets invested in mutual funds established under a Rabbi Trust for the Company's non-qualified savings plan and is included in the Consolidated Balance Sheets as other assets (see Note 12).*

The Company's money market fund investments and deferred compensation plan assets are measured at fair value using quoted market prices. The fair value of the Company's interest rate swap liability is determined based on the present value of expected future cash flows. Since the Company's interest rate swap values are based on the LIBOR forward curve, which is observable at commonly quoted intervals for the full terms of the swaps, it is considered a Level 2 input. Nonperformance risk is reflected in determining the fair value of the interest rate swaps by using the Company's credit spread less the risk-free interest rate, both of which are observable at commonly quoted intervals for the terms of the swaps. Thus, the adjustment for nonperformance risk is also considered a Level 2 input.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

During 2011, the Company recorded an impairment charge of $1,044 on office space which it expects to sell within one year. The fair value of the office space was determined to be $1,000 based upon market comparables, which are considered Level 2 inputs. Additionally, during 2011, one leased store was determined to be impaired. Fair value of the leased store was determined by using a cash flow model. Assumptions used in the cash flow model included projected annual revenue growth rates and projected cash flows, which can be affected by economic conditions and management's expectations. The Company has determined that the majority of the inputs used to value its long-lived assets held and used are unobservable inputs, and thus, are considered Level 3 inputs. Based on its analysis, the Company reduced the leased store's carrying value to zero, resulting in an impairment charge of $2,175.

During 2010, one leased store was also determined to be impaired using the same methodology and Level 3 inputs as described above. Based on its analysis, the Company reduced the leased store's carrying value to zero, resulting in an impairment charge of $2,263. Additionally, during 2010, the Company closed one owned store and recorded an impairment charge of $409 for the amount that the store's carrying value exceeded its fair value of $270. Fair value was determined based upon market comparables, which as discussed above are considered Level 2 inputs. This closed store was sold in 2011. See Note 9 for further information on the impairment of these long-lived assets.

4 INVENTORIES

Inventories were comprised of the following at:

	July 29, 2011	July 30, 2010
Retail	$108,829	$113,674
Restaurant	19,200	17,586
Supplies	13,518	12,819
Total	$141,547	$144,079

5 DEBT

Long-term debt consisted of the following at:

	July 29, 2011	July 30, 2010
2011 Revolving credit facility expiring on July 8, 2016	$318,750	$ —
Term loan payable on or before July 8, 2016	231,250	—
Term loans payable on or before April 27, 2013	—	347,559
Term loans payable on or before April 27, 2016	—	232,585
Note payable	246	346
	550,246	580,490
Current maturities	(103)	(6,746)
Long-term debt	$550,143	$573,744

The aggregate maturities of long-term debt subsequent to July 29, 2011 are as follows:

Year	
2012	$ 103
2013	18,857
2014	25,036
2015	25,000
2016	481,250
Total	$550,246

Credit Facility

On July 9, 2011, the Company entered into a five-year $750,000 credit facility (the "2011 Credit Facility") consisting of a $250,000 term loan (aggregate outstanding at July 29, 2011 was $231,250) and a $500,000 revolving credit facility ("the 2011 Revolving Credit Facility). The 2011 Credit Facility replaced terms loans totaling $575,000 and a $165,000 revolving credit facility ("Prior Credit Facility"). Loan acquisition costs associated with the 2011 Credit Facility were capitalized in the amount of $5,125 and will be amortized over the five-year term of the 2011 Credit Facility.

Loan acquisition costs of $3,860 associated with the Prior Credit Facility were written off in 2011 and are recorded in interest expense in the Consolidated Statement of Income.

At July 29, 2011, the Company had $318,750 outstanding borrowings under the 2011 Revolving Credit Facility. At July 30, 2010, the Company did not have any outstanding borrowings under the then existing revolving credit facility. At July 29, 2011, the Company had $29,981 of standby letters of credit, which reduce the Company's availability under the 2011 Revolving Credit Facility (see Note 16). At July 29, 2011, the Company had $151,269 in borrowing availability under the 2011 Revolving Credit Facility.

In accordance with the 2011 Credit Facility and the Prior Credit Facility, outstanding borrowings bear interest, at the Company's election, either at LIBOR or prime plus a percentage point spread based on certain specified financial ratios. As of July 29, 2011 and July 30, 2010, the Company's outstanding borrowings were swapped at weighted average interest rates of 7.57% and 7.47%, respectively (see Notes 2 and 6 for information on the Company's interest rate swaps). As of July 30, 2010, the weighted average interest rate on the remaining $5,144 of the Company's term loans was 2.23%.

Similar to the Prior Credit Facility, the 2011 Credit Facility contains customary financial covenants, which are specified in the agreement and include maintenance of a maximum consolidated total leverage ratio and a minimum consolidated interest coverage ratio. At July 29, 2011 and July 30, 2010, the Company was in compliance with all debt covenants.

The 2011 Credit Facility also imposes restrictions on the amount of dividends the Company is able to pay. If there is no default then existing and the total of our availability under the 2011 Revolving Credit Facility plus the Company's cash and cash equivalents on hand is at least $100,000, the Company may both: (1) pay cash dividends on its common stock if the aggregate amount of dividends paid in any fiscal year is less than 15% of Consolidated EBITDA from continuing operations (as defined in the 2011 Credit Facility) during the immediately preceding fiscal year; and (2) in any event, increase its regular quarterly cash dividend in any quarter by an amount not to exceed the greater of $.01 per share or 10% of the amount of the dividend paid in the prior fiscal quarter.

Note Payable

The note payable consists of a five-year note with a vendor with an original principal amount of $507 and represents the financing of prepaid maintenance for telecommunications equipment. The note payable is payable in monthly installments of principal and interest of $9 through October 16, 2013 and bears interest at 2.88%.

6 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The estimated fair values of the Company's derivative instrument were as follows:

	Balance Sheet Location	July 29, 2011	July 30, 2010
Interest rate swap (See Note 3)	Interest rate swap liability	$51,604	$66,281

The estimated fair value of the Company's interest rate swap liability incorporates the Company's non-performance risk. The adjustment related to the Company's non-performance risk at July 29, 2011 and July 30, 2010 resulted in reductions of $1,546 and $3,915, respectively, in the fair value of the interest rate swap liability. The offset to the interest rate swap liability is recorded in accumulated other comprehensive loss ("AOCL"), net of the deferred tax asset, and will be reclassified into earnings over the term of the underlying debt. As of July 29, 2011, the estimated pre-tax portion of AOCL that is expected to be reclassified into earnings over the next twelve months is $28,275. Cash flows related to the interest rate swap are included in interest expense and in operating activities.

The following table summarizes the pre-tax effects of the Company's derivative instrument on AOCL at:

	Amount of Income (Loss) Recognized in AOCL on Derivative (Effective Portion)		
	2011	2010	2009
Cash flow hedges:			
Interest rate swaps	$14,677	$(5,049)	$(21,614)

	Location of Loss Reclassified from AOCL into Income (Effective Portion)	Amount of Loss Reclassified from AOCL into Income (Effective Portion)		
		2011	2010	2009
Cash flow hedges:				
Interest rate swaps	Interest Expense	$30,355	$30,722	$19,469

Any portion of the fair value of the swaps determined to be ineffective will be recognized currently in earnings. No ineffectiveness has been recorded in 2011, 2010 and 2009.

7 SHARE REPURCHASES

In 2011 and 2010, the Company was authorized to repurchase shares to offset share dilution that results from the issuance of shares under its equity compensation plans. In 2011, the Company repurchased 676,600 shares of its common stock in the open market at an aggregate cost of $33,563. In 2010, the Company repurchased 1,352,000 shares of its common stock in the open market at an aggregate cost of $62,487. In 2012, the Company has been authorized to repurchase shares up to a maximum aggregate cost of $65,000.

8 SEGMENT INFORMATION

Cracker Barrel stores represent a single, integrated operation with two related and substantially integrated product lines. The operating expenses of the restaurant and retail product lines of a Cracker Barrel store are shared and are indistinguishable in many respects. Accordingly, the Company manages its business on the basis of one reportable operating segment. All of the Company's operations are located within the United States.

Total revenue was comprised of the following at:

	2011	2010	2009
Restaurant	$1,934,049	$1,911,664	$1,875,688
Retail	500,386	492,851	491,597
Total revenue	$2,434,435	$2,404,515	$2,367,285

9 IMPAIRMENT AND STORE DISPOSITIONS, NET

Impairment and store dispositions, net consisted of the following at:

	2011	2010	2009
Impairment	$ 3,219	$2,672	$2,088
Gains on disposition of stores	(4,109)	—	—
Store closing costs	265	128	—
Total	$ (625)	$2,800	$2,088

During 2011, as part of the Company's cost reduction and organization streamlining initiative (see Note 13), the Company recorded an impairment charge of $1,044 for office space that is expected to be sold within one year. Additionally, during 2011, the Company determined that one leased store was impaired, resulting in an impairment charge of $2,175. During 2010, the Company also determined that one leased store was impaired, resulting in an impairment charge of $2,263. Each of these leased stores was impaired because of declining operating performance and resulting negative cash flow projections. Additionally, during 2010, the Company closed one store, which resulted in an impairment charge of $409. The decision to close this store was because of its age, expected future capital expenditure requirements and declining operating performance. The Company also incurred store closing costs of $84 and $128, respectively, in 2011 and 2010 related to this closed store. The store closing costs included employee termination benefits and other costs. See Note 3 for information related to the determination of the fair value for these stores and office space.

During 2009, one owned store was determined to be impaired, resulting in charges of $933. This store was impaired because of lower cash flow projections. Additionally, during 2009, the Company recorded a total impairment of $1,155 on office space, property adjacent to the office space and the Company's management trainee housing facility. The decision to impair these properties resulted from changes in the Company's planned use of these properties.

During 2011, the Company's gain on disposition of stores included gains resulting from the sale of two closed stores and a condemnation award resulting from an eminent domain proceeding. The Company received net proceeds of $1,054 from the sale of the two closed stores, which resulted in a gain of $485. The condemnation award consisted of net proceeds of $6,576, which resulted in a gain of $3,624. In 2011, the Company closed the store on which the condemnation award was received and incurred store closing costs of $181, which included employee termination benefits and other costs.

10 LEASES

As of July 29, 2011, the Company operated 199 stores in leased facilities and also leased certain land and advertising billboards.

Rent expense under operating leases, excluding leases for advertising billboards and including the sale-leaseback transactions discussed below, for each of the three years was:

	Minimum	Contingent	Total
2011	$39,391	$179	$39,570
2010	39,793	519	40,312
2009	33,929	535	34,464

The following is a schedule by year of the future minimum rental payments required under operating leases, excluding leases for advertising billboards and including the sale-leaseback transactions discussed below, as of July 29, 2011:

Year	
2012	$ 37,312
2013	37,692
2014	38,126
2015	38,144
2016	38,286
Later years	563,369
Total	$752,929

Rent expense under operating leases for billboards was $26,487, $25,558 and $25,950 for 2011, 2010 and 2009, respectively. The following is a schedule by year of the future minimum rental payments required under operating leases for advertising billboards as of July 29, 2011:

Year	
2012	$18,372
2013	9,314
2014	3,310
Total	$30,996

Sale-Leaseback Transactions

In the fourth quarter of 2009, the Company completed sale-leaseback transactions involving 15 of its owned stores and its retail distribution center. Under the transactions, the land, buildings and improvements at the locations were sold and leased back for terms of 20 and 15 years, respectively. Equipment was not included. The leases include specified renewal options for up to 20 additional years.

The Company leases 65 of its stores pursuant to a sale-leaseback transaction which closed in 2000. Under the transaction, the land, buildings and building improvements at the locations were sold and leased back for a term of 21 years. The leases for these stores include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased stores. At July 29, 2011 and July 30, 2010, the Company was in compliance with all those covenants.

11 SHARE-BASED COMPENSATION AND SHAREHOLDER RIGHTS PLAN

Stock Compensation Plan

The Company's employee compensation plans are administered by the Compensation Committee of the Company's Board of Directors (the "Committee"). The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board of Directors, which employees will be granted options and other awards, the number of shares covered by any awards granted, and within applicable limits, the terms and provisions relating to the exercise of any awards.

2010 Omnibus Plan

On December 1, 2010, the Company's shareholders approved the 2010 Omnibus Incentive Compensation Plan (the "2010 Omnibus Plan") which became effective on that date. The 2010 Omnibus Plan authorizes the following types of awards to all eligible participants: stock options, stock appreciation rights, nonvested stock, restricted stock units, other share-based awards and performance awards. After the effective date of the 2010 Omnibus Plan, no awards may be granted under any prior equity compensation plans ("Prior Plans") discussed below. The 2010 Omnibus Plan allows the Committee to grant awards for an aggregate of 1,500,000 shares of the Company's common stock. However, this share reserve is increased by shares awarded under this and Prior Plans which are forfeited, expired, settled for cash (in whole or in part) and shares withheld by the Company in payment of a tax withholding obligation. Additionally, this share reserve is decreased by shares granted from Prior Plans after July 30, 2010 until December 1, 2010. At July 29, 2011, there were outstanding awards for 133,259 shares under this plan and 1,420,843 shares of the Company's common stock reserved for future issuance under this plan.

Performance-Based Stock Units

On September 23, 2010, the Company granted stock options to certain executives that were subject to defeasance in the event that the 2010 Omnibus Plan was approved by the shareholders at the Company's Annual Shareholder meeting held on December 1, 2010. Pursuant to the approval of the 2010 Omnibus Plan, the stock options were defeased and replaced with grants of PBSUs. Subject to each respective executive's continued employment, the PBSUs will vest at the end of the performance period, which consists of the Company's 2011, 2012 and 2013 years. The stock option awards would have vested at a cumulative rate of 33% per year beginning on the first anniversary of the grant date. The defeasance of the stock options and the replacement grant of the PBSUs were accounted for as a modification and resulted in incremental compensation expense of $1,221.

The target number of shares that will be earned by and awarded to the seven executives in the event that there is no change in total shareholder return is 62,300. The maximum number of shares that may be awarded to the executives is 150% of the target number of shares, or 93,450 shares. At July 29, 2011, based upon the change in total shareholder return of 101.75%, 15,847 shares have been earned. As of July 29, 2011, there was $2,486 of total unrecognized compensation expense related to the PBSUs that is expected to be recognized over a weighted-average period of 2.01 years.

Long-Term Performance Plans

The Company's long-term performance plans were established by the Committee for the purpose of rewarding certain officers with shares of the Company's common stock if the Company achieved certain performance targets. The FY2010 Long-Term Performance Plan ("2010 LTPP") stock award was calculated during 2010 based on achievement of qualified financial performance measures and vests on August 3, 2012. Additionally, cash dividends on the 2010 LTPP nonvested stock earned will accrue from July 31, 2010 and will be payable on August 6, 2012; however, the dividends will be forfeited for any 2010 LTPP stock awards that do not vest. The FY2011 Long-Term Performance Plan ("2011 LTPP") stock award will be determined based on achievement of qualified financial performance measures during 2011 and 2012 and vests on August 3, 2012. At July 29, 2011, based upon performance during 2011, 91,700 shares have been earned under the 2011 LTPP.

Prior Plans

Stock options granted under the Cracker Barrel Old Country Store, Inc. 1989 Stock Option Plan for Non-employee Directors ("Directors Plan") expire one year from the retirement of the director from the Board of Directors. At July 29, 2011, there were outstanding awards for 49,734 shares under the Directors Plan. Stock options granted under the 2000 Non-Executive Stock Option Plan ("Employee Plan"), the Amended and Restated Stock Option Plan (the "A&R Plan") and the 2002 Omnibus Incentive Compensation Plan ("2002 Omnibus Plan") expire ten years from the date of grant. At July 29, 2011, there were outstanding awards for 109,373, 543,794, and 690,916 shares, respectively, under the Employee Plan, the A&R Plan and the 2002 Omnibus Plan.

Other Share-Based Awards

In 2009, the Company awarded options for the purchase of 25,000 shares of the Company's common stock and a nonvested grant of 25,000 shares of the Company's common stock to an executive. The stock options and 16,666 of the shares subject to the nonvested stock grant vest over three years and 8,334 of the shares subject to the nonvested stock grant vest over a two-year period. At July 29, 2011, 8,334 shares of the nonvested grant had fully vested and were no longer subject to restriction, and options to purchase 16,667 of the 25,000 shares subject to options had vested and become exercisable; however, none of the 16,667 shares subject to the vested portion of the options had yet been exercised. The stock options and nonvested stock grants were made as "inducement grants" outside of the Company's plans under NASDAQ rules that allow such awards without shareholder approval.

Stock Options

A summary of the Company's stock option activity as of July 29, 2011, and changes during 2011 is presented in the following table:

(Shares in thousands)

Fixed Options	Shares	Weighted-Average Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 30, 2010	1,805	$33.68		
Granted	159	50.02		
Exercised	(656)	35.29		
Forfeited	—	—		
Canceled	(184)	46.23		
Outstanding at July 29, 2011	1,124	$33.01	5.43	$13,604
Exercisable	860	$34.07	4.71	$ 9,487

The weighted-average grant-date fair values of options granted during 2011, 2010 and 2009 were $16.81, $12.03 and $9.33, respectively. The intrinsic value for stock options is defined as the difference between the current market value and the grant price. The total intrinsic values of options exercised during 2011, 2010 and 2009 were $11,713, $21,602 and $3,725, respectively. As of July 29, 2011, there was $1,292 of total unrecognized compensation expense related to stock options that is expected to be recognized over a weighted-average period of 1.00 year.

Nonvested Stock

A summary of the Company's nonvested stock activity as of July 29, 2011, and changes during 2011 is presented in the following table:

(Shares in thousands)

Nonvested Stock	Shares	Weighted-Average Grant Date Fair Value
Unvested at July 30, 2010	491	$ 34.89
Granted	35	49.78
Vested	(182)	24.12
Forfeited	(7)	45.55
Unvested at July 29, 2011	337	$ 42.03

The total fair value of nonvested stock that vested during 2011, 2010 and 2009 was $4,393, $2,667 and $3,829, respectively. As of July 29, 2011, there was $2,747 of total unrecognized compensation expense related to nonvested stock that is expected to be recognized over a weighted-average period of 1.55 years.

Compensation Expense

Compensation expense for share-based payment arrangements was $2,155, $3,194 and $3,680, respectively, for stock options in 2011, 2010 and 2009. Compensation expense for nonvested was $6,652, $9,999 and $3,266, respectively, in 2011, 2010 and 2009. Compensation expense for PBSUs was $989 in 2011. The total income tax benefit recognized in the Consolidated Statements of Income for 2011, 2010 and 2009 for share-based compensation arrangements was $2,576, $3,470 and $937, respectively.

During 2011, cash received from the exercise of share-based compensation awards and the corresponding issuance of 784,793 shares was $20,540. The excess tax benefit realized upon exercise of share-based compensation awards was $4,108.

Shareholder Rights Plan

On September 22, 2011, the Company's Board of Directors adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of September 22, 2011 (the "Rights Agreement"), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share. The dividend is payable on October 3, 2011 to the shareholders of record as of the close of business on October 3, 2011.

The Rights initially trade with, and are inseparable from, the Company's common stock. The Rights are evidenced only by the balances indicated in the book-entry account system of the transfer agent for the Company's common stock or, in the case of certificated shares, the certificates that represent such shares of common stock. New Rights will accompany any new shares of common stock the Company issues after October 3, 2011 until the earlier of the Distribution Date, redemption of the Rights by the Board of Directors or the final expiration date of the Rights Agreement, each as described below.

Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Preferred Share") for $200.00, once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Based on the terms of the Rights Agreement, the Rights will not be exercisable until 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 10% or more of the Company's outstanding common stock (the "Distribution Date").

The Rights would also not interfere with all-cash, fully financed tender offers for all shares of common stock that remain open for a minimum of 60 business days, are subject to a minimum condition of a majority of the outstanding shares and provide for a 20 business day "subsequent offering period" after consummation (such offers are referred to as "qualifying offers"). In the event the Company receives a qualifying offer and the Board of Directors has not redeemed the Rights prior to the consummation of such offer, the consummation of the qualifying offer shall not cause the offeror or its affiliates or associates to become an Acquiring Person, and the Rights will immediately expire upon consummation of the qualifying offer.

The Board of Directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of its common stock.

Until the Distribution Date, the balances in the book-entry accounting system of the transfer agent for the Company's common stock or, in the case of certificated shares, common stock certificates, will evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After the Distribution Date, the Rights will separate from the common stock and will be evidenced solely by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person or any associate or affiliate thereof will be void and may not be exercised.

After the Distribution Date, each Right will generally entitle the holder, except the Acquiring Person or any associate or affiliate thereof, to acquire, for the exercise price of $200.00 per Right (subject to adjustment as provided in the Rights Agreement), shares of the Company's common stock (or, in certain circumstances, Preferred Shares) having a market value equal to twice the Right's then-current exercise price. In addition, if, the Company is later acquired in a merger or similar transaction after the Distribution Date, each Right will generally entitle the holder, except the Acquiring Person or any associate or affiliate thereof, to acquire, for the exercise price of $200.00 per Right (subject to adjustment as provided in the Rights Agreement), shares of the acquiring corporation having a market value equal to twice the Right's then-current exercise price.

Each one one-hundredth of a Preferred Share, if issued:

- will not be redeemable.
- will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.
- will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater.
- will have the same voting power as one share of common stock.
- if shares of the Company's common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth of a Preferred Share will generally approximate the value of one share of common stock.

The Rights will expire on September 22, 2014, but would expire immediately following the 2011 annual shareholders' meeting if the rights plan is not approved by shareholders.

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company's outstanding common stock, the Board of Directors may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

The Board of Directors may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock.

The terms of the Rights Agreement may be amended by the Board of Directors without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board of Directors may not amend the agreement in a way that adversely affects holders of the Rights.

12 EMPLOYEE SAVINGS PLANS

The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried and hourly employees who have completed ninety days of service and have attained the age of twenty-one. Plan I allows eligible employees to defer receipt of up to 16% of their compensation, as defined in the plan. The Company also sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan. Contributions under both Plan I and Plan II may be invested in various investment funds at the employee's discretion. Such contributions, including the Company matching contribution described below, may not be invested in the Company's common stock. In 2011, 2010 and 2009, the Company matched 25% of employee contributions for each participant in either Plan I or Plan II up to a total of 6% of the employee's compensation. Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant's first anniversary of employment and are vested 100% on the participant's fifth anniversary of employment. In 2011, 2010 and 2009, the Company contributed approximately $1,986, $2,023 and $2,052, respectively, under Plan I and approximately $388, $316 and $285, respectively, under Plan II. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets for Plan II of $29,665 is included in other assets and the liability to Plan II participants of $29,665 is included in other long-term obligations in the Consolidated Balance Sheets. Company contributions under Plan I and Plan II are recorded as either labor and other related expenses or general and administrative expenses in the Consolidated Statements of Income.

13 RESTRUCTURING

In July 2011, as part of its cost reduction and organization streamlining initiative, the Company eliminated approximately 60 management and staff positions. Most of the employees affected worked in the Company's headquarters in Lebanon, Tennessee, and the restructuring did not affect any store positions. As a result, in the fourth quarter of 2011, the Company incurred severance charges of $1,768, which are recorded in general and administrative expenses. The total amount of the severance charges that were paid as of July 29, 2011, was $189; the remaining accrual amount of $1,579 is recorded in accrued employee compensation in the Consolidated Balance Sheet as of July 29, 2011.

14 INCOME TAXES

Significant components of the Company's net deferred tax liability consisted of the following at:

	July 29, 2011	July 30, 2010
Deferred tax assets:		
Financial accruals without economic performance	$ 56,954	$ 60,687
Other	15,068	9,821
Deferred tax assets	$ 72,022	$ 70,508
Deferred tax liabilities		
Excess tax depreciation over book	$ 90,361	$ 79,503
Other	28,033	25,719
Deferred tax liabilities	118,394	105,222
Net deferred tax liability	$ 46,372	$ 34,714

The Company provided no valuation allowance against deferred tax assets recorded as of July 29, 2011 and July 30, 2010, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.

The components of the provision for income taxes from continuing operations for each of the three years were as follows:

	2011	2010	2009
Current:			
Federal	$17,231	$29,114	$20,307
State	5,577	(88)	3,320
Deferred:			
Federal	9,019	336	(1,157)
State	(1,344)	1,089	1,635
Total income tax provision	$30,483	$30,451	$24,105

A reconciliation of the provision for income taxes from continuing operations and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

	2011	2010	2009
Provision computed at federal statutory income tax rate	$40,492	$40,498	$31,521
State and local income taxes, net of federal benefit	3,050	495	1,697
Employer tax credits for FICA taxes paid on employee tip income	(8,351)	(8,062)	(6,383)
Other employer tax credits	(5,098)	(3,769)	(3,740)
Other-net	390	1,289	1,010
Total income tax provision	$30,483	$30,451	$24,105

As of July 29, 2011 and July 30, 2010, the Company's liability for uncertain tax positions was $19,547 ($13,223, net of related federal tax benefits of $6,324) and $17,467 ($11,791, net of related federal tax benefits of $5,676), respectively. At July 29, 2011, July 30, 2010 and July 31, 2009, the amount of uncertain tax positions that, if recognized, would affect the effective tax rate is $13,223, $11,791 and $17,364, respectively.

Summarized below is a tabular reconciliation of the beginning and ending balance of the Company's total gross liability for uncertain tax positions exclusive of interest and penalties:

	July 29, 2011	July 30, 2010	July 31, 2009
Balance at beginning of year	$12,965	$21,956	$22,879
Tax positions related to the current year:			
Additions	2,616	2,195	3,168
Reductions	—	—	—
Tax positions related to prior years:			
Additions	987	44	90
Reductions	(24)	(4,458)	(2,146)
Settlements	—	(4,980)	(127)
Expiration of statute of limitations	(2,377)	(1,792)	(1,908)
Balance at end of year	$14,167	$12,965	$21,956

At July 29, 2011, July 30, 2010 and July 31, 2009, the Company recognized approximately $651, $271 and $302, respectively, in interest and penalties related to uncertain tax positions in its provision for income taxes. At July 29, 2011, and July 30, 2010, the Company's liability for uncertain tax positions included $4,014 and $3,363, respectively, net of tax for potential interest and penalties.

In many cases, the Company's uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. Based on the outcome of these examinations or as a result of the expiration of the statutes of limitations for specific taxing jurisdictions, the related uncertain tax positions taken regarding previously filed tax returns could decrease from those recorded as liabilities for uncertain tax positions in the Company's financial statements at July 29, 2011 by approximately $3,000 to $5,000 within the next twelve months. At July 29, 2011, the Company was subject to income tax examinations for its U.S. federal income taxes after 2007 and for state and local income taxes generally after 2007.

15 NET INCOME PER SHARE AND WEIGHTED AVERAGE SHARES

The following table reconciles the components of diluted earnings per share computations:

	2011	2010	2009
Income from continuing operations per share numerator	$ 85,208	$ 85,258	$ 65,957
Loss from discontinued operations, net of tax, per share numerator	$ —	$ —	$ (31)
Net income per share numerator	$ 85,208	$ 85,258	$ 65,926
Income from continuing operations, loss from discontinued operations, net of tax, and net income per share denominator:			
Basic weighted average shares outstanding	22,998,200	23,007,856	22,458,971
Add potential dilution:			
Stock options and nonvested stock and stock awards	636,475	571,896	328,662
Diluted weighted average shares outstanding	23,634,675	23,579,752	22,787,633

16 COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are parties to various legal and regulatory proceedings and claims incidental to and arising out of the ordinary course of its business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these proceedings and claims will not materially affect the Company's consolidated results of operations or financial position.

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain all or a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts. See Note 2 for a further discussion of insurance and insurance reserves.

Related to its insurance coverage, the Company is contingently liable pursuant to standby letters of credit as credit guarantees to certain insurers. As of July 29, 2011, the Company had $29,981 of standby letters of credit related to securing reserved claims under workers' compensation insurance. All standby letters of credit are renewable annually and reduce the Company's borrowing availability under its 2011 Revolving Credit facility (see Note 5).

The Company currently expects to receive proceeds from a lawsuit settlement occurring during the first quarter of 2012. The Company believes this settlement represents a gain contingency at July 29, 2011 and therefore believes the application of a gain contingency model is the appropriate model to use for the entire amount of expected proceeds. Therefore, at the time the payment is assured, the Company will record such gain contingency which is also currently expected to occur in the first quarter of 2012.

The Company is secondarily liable for lease payments under the terms of an operating lease that has been assigned to a third party. At July 29, 2011, the lease has a remaining life of approximately 2.2 years with annual lease payments of approximately $361 for a total guarantee of $781. The Company's performance is required only if the assignee fails to perform its obligations as lessee. At this time, the Company has no reason to believe that the assignee will not perform and, therefore, no provision has been made in the Consolidated Balance Sheets for amounts to be paid in case of non-performance by the assignee.

Upon the sale of Logan's, the Company reaffirmed its guarantee of the lease payments for two Logan's restaurants. At July 29, 2011, the operating leases had remaining lives of 0.4 and 8.7 years with annual payments of approximately $94 and $108, respectively, for a total guarantee of $1,021. The Company's performance is required only if Logan's fails to perform its obligations as lessee. At this time, the Company has no reason to believe Logan's will not perform, and therefore, no provision has been made in the Consolidated Balance Sheets for amounts to be paid as a result of non-performance by Logan's.

The Company enters into certain indemnification agreements in favor of third parties in the ordinary course of business. The Company believes that the probability of incurring an actual liability under such indemnification agreements is sufficiently remote so that no liability has been recorded. In connection with the divestiture of Logan's, the Company entered into various agreements to indemnify third parties against certain tax obligations, for any breaches of representations and warranties in the applicable transaction documents and for certain costs and expenses that may arise out of specified real estate matters, including potential relocation and legal costs. At July 29, 2011, the Company believes that the probability of being required to make any indemnification payments to Logan's is remote, and therefore, no provision has been recorded in the Consolidated Balance Sheet. At July 30, 2010, the Company recorded a liability of $20 in the Consolidated Balance Sheet for these potential tax indemnifications.

17 QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2011 and 2010 are summarized as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2011				
Total revenue	$598,691	$640,277	$582,525	$612,942
Gross profit	418,938	420,887	402,751	419,388
Income before income taxes	33,702	40,642	19,586	21,761
Income from continuing operations	23,734	28,777	15,154	17,543
Net income	23,734	28,777	15,154	17,543
Income from continuing operations per share – basic	$ 1.04	$ 1.24	$ 0.66	$ 0.77
Net income per share – basic	$ 1.04	$ 1.24	$ 0.66	$ 0.77
Income from continuing operations per share – diluted	$ 1.01	$ 1.20	$ 0.64	$ 0.75
Net income per share – diluted	$ 1.01	$ 1.20	$ 0.64	$ 0.75
2010				
Total revenue	$581,183	$632,616	$578,233	$612,483
Gross profit	403,712	420,718	405,192	429,075
Income before income taxes	26,215	36,092	19,645	33,757
Income from continuing operations	18,024	25,393	14,428	27,413
Net income	18,024	25,393	14,428	27,413
Income from continuing operations per share – basic	$ 0.79	$ 1.11	$ 0.62	$ 1.18
Net income per share – basic	$ 0.79	$ 1.11	$ 0.62	$ 1.18
Income from continuing operations per share – diluted	$ 0.78	$ 1.09	$ 0.61	$ 1.14
Net income per share – diluted	$ 0.78	$ 1.09	$ 0.61	$ 1.14

Corporate Officers

Sandra B. Cochran
President and Chief Executive Officer

Michael A. Woodhouse
Executive Chairman

Douglas E. Barber
Executive Vice President and Chief People Officer

Christopher A. Ciavarra
Senior Vice President, Marketing

Nicholas V. Flanagan
Senior Vice President, Restaurant Operations

Edward A. Greene
Senior Vice President, Strategic Initiatives

Lawrence E. Hyatt
Senior Vice President, Chief Financial Officer

Terry A. Maxwell
Senior Vice President, Retail Operations

N.B. Forrest Shoaf
Senior Vice President, Chief Legal Officer and Secretary

Charlie E. Austin
Regional Vice President, Restaurant Operations

Michael J. Chissler
Vice President, Restaurant Operations Administration

Lisa P. Christman
Regional Vice President, Retail Operations

Brenda L. Cool
Regional Vice President, Retail Operations

P. Doug Couvillion
Vice President, Corporate Controller and Principal Accounting Officer

Robert F. Doyle
Vice President, Product Development and Quality Assurance

Alan L. Emery
Regional Vice President, Restaurant Operations

Deborah M. Evans
Vice President, General Merchandise Manager/ Product Development

W. Vance Fouraker
Vice President, Strategic Sourcing

Deborah A. Fratrik
Regional Vice President, Restaurant Operations

Drew A. Germain
Vice President, Merchandise Planning and Allocation

Anthony P. Guadagno
Regional Vice President, Restaurant Operations

Michael T. Hackney
Regional Vice President, Restaurant Operations

Bruce A. Hallums
Vice President, Internal Audit and Loss Prevention

Kathleen A. Hansen
Vice President, Retail Operations

Sandra K. Hayes
Regional Vice President, Retail Operations

Norman J. Hill
President, Cracker Barrel Foundation

Catherine J. McCarthy
Regional Vice President, Retail Operations

Michael W. Mott
Vice President, Human Resources

Timothy W. Mullen
Vice President, Information Services

Thomas R. Pate
Vice President, Training and Management Development

Beth J. Quinn
Regional Vice President, Retail Operations

John W. Rains
Vice President, Compensation and Benefits

Mark W. Romanko
Regional Vice President, Restaurant Operations

Cindy M. Sasse
Regional Vice President, Retail Operations

Michelle R. Scott-Ramirez
Regional Vice President, Retail Operations

Stacy L. Stinson
Vice President, Operations Initiatives

David R. Swartling
Regional Vice President, Restaurant Operations

S. James Torcivia
Vice President, Development

Walter W. Tyree
Regional Vice President, Restaurant Operations

Bart F. Vig
Regional Vice President, Restaurant Operations

Jeffrey M. Wilson
Vice President, Operations Analysis

Michael J. Zylstra
Vice President, General Counsel and Assistant Secretary

Corporate Information

Corporate Offices

Cracker Barrel Old Country Store, Inc.
P.O. Box 787
305 Hartmann Drive
Lebanon, TN 37088-0787
Phone: 615-444-5533
crackerbarrel.com

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Nashville, Tennessee

10-K Report

A copy of the Cracker Barrel Old Country Store, Inc. Form 10-K Annual Report for Fiscal 2011 filed with the Securities and Exchange Commission, may be obtained without charge through our Internet website, located at crackerbarrel.com and (without exhibits) by writing to the Company, attention: Investor Relations. If requested in writing, exhibits to the Form 10-K Annual Report area available for a reasonable fee.

Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. Tuesday, December 20, 2011, at the Cracker Barrel Old Country Store home office on Hartmann Drive, Lebanon, Tennessee.

Dividend Reinvestment and Direct Stock Purchase Plan

Although our company does not sponsor a dividend reinvestment or direct stock purchase plan, our transfer agent, American Stock Transfer & Trust Company, LLC ("AST"), sponsors and administers such a program. You may call AST at 800-485-1883 or 718-921-8124 to obtain enrollment forms.

Unless specifically noted otherwise, references in this annual report to "CBRL," "Cracker Barrel" or "The Company" refer to Cracker Barrel Old Country Store, Inc. and its subsidiaries; or its Cracker Barrel Old Country Store® concept.


Cracker Barrel
Old Country Store

P.O. Box 787, Lebanon, TN 37088-0787